As filed with the Securities Exchange Commission on December 24, 2013

File No. 333-__________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

PROFIRE ENERGY, INC.
(Exact Name of Registrant as Specified in its Charter)

Nevada (State or other jurisdiction of incorporation or organization)	3822 (Primary Standard Industrial Classification Code Number)	20-0019425 (I.R.S. Employer Identification No.)

Brenton W. Hatch, Chief Executive Officer
321 South 1250 West, Suite 1
Lindon, Utah 84042
(801) 796-5127
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copy to: Samuel P. Gardiner and David F. Marx Dorsey & Whitney LLP 136 South Main Street, Suite 1000 Salt Lake City, Utah 84101-1685 Telephone: (801) 933-7360 Facsimile: (801) 933-7373
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☐	Accelerated Filer ☐

Non-accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☒

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	2,172,405	$3.61	$7,842,383	$1010.10

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers such additional number of shares of common stock as may become issuable under any stock split, stock dividend or similar transactions.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act using the average of the bid and asked prices of our common stock as reported by the OTC Bulletin Board on December 20, 2013

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion:  Dated December 24, 2013

__________________________

PROFIRE ENERGY, INC.

2,172,405 SHARES OF COMMON STOCK

__________________________

This prospectus relates to the sale, transfer or distribution of up to 2,172,405 shares of the common stock, par value $0.001 per share, of Profire Energy, Inc. by the selling stockholders described herein.  The price at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.  We will not receive any proceeds from the sale or distribution of the common stock by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board and OTCQB  under the trading symbol “PFIE.”  On December 20, 2013, the closing bid price of our common stock was $3.60 per share.

We issued the 2,172,405 of the shares covered by this prospectus in a private placement completed on November 18, 2013 (the “Private Placement”) pursuant to the terms of a purchase agreement dated as of November 12, 2013 (the “Purchase Agreement”) by and among us and the investors referred to therein. Additional information about the Private Placement, including the Purchase Agreement, is provided in the section entitled “Prospectus Summary”.

__________________________

The shares of common stock offered or sold under this prospectus involve a high degree of risk.  You should carefully consider the risk factors beginning on page 9 of this prospectus before purchasing any of the shares of common stock offered under this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

__________________________

The date of this prospectus is December __, 2013

TABLE OF CONTENTS

PROSPECTUS SUMMARY	6

RISK FACTORS	9

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	12

USE OF PROCEEDS	12

SELLING STOCKHOLDERS	13

PLAN OF DISTRIBUTION	15

DESCRIPTION OF CAPITAL STOCK	16

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	18

SELECTED FINANCIAL DATA	18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	19

BUSINESS	30

MANAGEMENT	36

EXECUTIVE COMPENSATION	37

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	40

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	40

EXPERTS	40

You should rely only on the information contained in this prospectus.  We have not, and the selling stockholders have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.  Our business, financial condition, results of operations and prospects may have changed since that date.

As used in this prospectus, “Profire” is a trademarks or registered trademarks of our Company in the United States and other countries.  All other brand or product names are or may be trademarks of, and are used to identify the products and services of, their respective owners.  Unless the context otherwise requires, when used herein, the “Company,” “Profire,” “us,” “we,” “ours,” and similar terms refer to Profire Energy, Inc. and our operating subsidiaries.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our common stock.  You should read the entire prospectus, including the risks discussed under the caption “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, for important information regarding our company and our common stock before making the decision to invest.

PROFIRE ENERGY, INC.

Overview

We were originally incorporated in the State of Nevada on May 5, 2003.  Since October 2008, we have been engaged in the business of developing combustion management technologies for the oil and gas industry.

Principal Products and Services

We manufacture, install and service oilfield combustion management technologies and related products (e.g. fuel train components, secondary airplates, etc.).  Our products and services aid oil and natural gas producers in the safe and efficient transportation, refinement and production of oil and natural gas.  Our primary products are burner management systems (described below).

In the oil and natural gas industry there are numerous demands for heat generation and control.  Oilfield vessels of all kinds, including line-heaters, dehydrators, separators, treaters, amine reboilers, free-water knockout systems, etc. require sources of heat to satisfy their various functions, which is provided by a burner flame inside the vessel.  This burner flame is integral to the proper function of the oilfield vessel because these vessels use the flame’s heat to help separate, store, transport and purify oil and gas (or even water).  The viscosity of the oil and gas is critical to a number of oilfield processes, and is directly affected by the heat provided by the burner flame inside the vessel.

Our products help monitor and manage this burner flame, reducing the need for employee interaction with the burner (e.g. for re-ignition or temperature monitoring).  This results in greater operational efficiencies, increased safety, and improved compliance for the oil or gas producer.  We believe there is a growing trend in the industry toward automation, including a demand for automation of burner management.  In addition to this demand, there is also a need for skilled combustion technicians.  In addition to manufacturing products, Profire trains and dispatches combustion technicians to address this industry need in Canada.  When we believe there is adequate demand for such services in the U.S. and skilled technicians have been trained, we may also begin to market combustion services through our U.S. offices.

Before we began designing and selling burner management products, our primary focus was on providing installation and maintenance services for the products and systems of other manufacturers.  After providing installation and maintenance services for some time, management determined it would be best to pursue the development of burner management technologies for the industry, and began work on a proprietary burner management system to monitor and manage the burner flames used in oilfield vessels.  Our principal objectives in developing our own system were to:

•	provide a safe, efficient and code-compliant method to monitor and/or manage burner flames in the industry; and

•	ensure the system could be easily controlled by oilfield operators.

With these goals in mind, we initially developed the Profire 1100 burner management system.  During our fourth fiscal quarter 2011, we introduced the Profire 2100 burner management system.  The 2100 boasts increased expandability, remote access and data logging features when compared to the Profire 1100 model.  The system has proven more versatile and capable than the Profire 1100, and allows the end-user to more easily manage a wider variety of combustion vessels.  It also complies with CSA and UL ratings.  While we still support our 1100 system, we no longer manufacture or sell the system.

During our second fiscal quarter 2013, we also released the Profire 1300.  The 1300 is a new flare-ignition system that provides fundamental ignition capabilities for combustor and open-flare vessels, and can relay flame-status.

In May 2013 we announced the development of a new product to expand our product line, the Profire 1800.  The 1800 is a mid-range burner management system option that provides fundamental burner management functionality, such as burner re-ignition and temperature management.  As a simplified burner management system, the 1800 is not expected to become a flagship product, but is expected to fill a void in the industry’s burner management needs.  The 1800 became available for sale in June 2013.

Our systems have become widely used in Western Canada, and well-received in U.S. markets, with sales to such companies as Chesapeake, Exxon-Mobil, Shell, ConocoPhillips, Devon Energy, Petro-Canada, Encana and others, often delivered by one of our distributors, such as Cameron.  Our systems have also been sold and installed in other parts of the world, including the United States, France, Italy, England, the Middle East, Australia, China and Brazil.

We believe our burner management systems and flare-ignition system offer certain advantages to other burner management systems on the market including that they:

•	meet or exceed all current relevant codes and standards, while many competing products are not certified to industry codes;

•	easily install with clearly marked component I/O;

•	have easily accessible and removable terminal connections;

•	rapidly shut down on flame-out;

•	use DC voltage spark ignition;

•	accommodate solar panel or thermoelectric generator ("TEG") applications with a low-power design;

•	enable auto-relight or manual operation; and

•	include transient protected fail-safe circuits.

In addition to the Profire 2100 and 1800 burner management systems and our 1300 flare-ignition system, we manufacture other technologies and products for sale, including:

•	specialized burner management systems intended for use in specific firetube vessels (e.g. incinerators);

•	valve train products, including valves, gauges, and installation products; and

•	miscellaneous componentry such as:

o	solar-power generation kits,

o	add-on cards to expand the functionality of a given system, and

o	a proprietary airplate that meters secondary airflow to the burner, allowing for more optimized combustion and reduced emissions.

We continually assess market needs and look for opportunities to provide quality solutions to the oil and gas producing companies we serve.  Upon identifying a potential market need, we begin researching the market and developing products that might have feasibility for future sale.

Recent Developments

On November 12, 2013, we entered into a purchase agreement (the “Purchase Agreement”) with various institutional and individual accredited investors to raise gross proceeds of approximately $4.7 million in a private placement of 2,172,405 shares of our common stock at a per share price of $2.18 (the “Private Placement”).

On November 18, 2013, we completed the Private Placement. We received net proceeds of approximately $4.2 million from the Private Placement, after paying placement agent fees and estimated offering expenses, which we will use to fund our growth initiatives and for working capital purposes.

Chardan Capital Markets and Maxim Group LLC (the “Placement Agents”) acted as co-Placement Agents for the Offering.  Profire paid 8% of the aggregate gross proceeds to the Placement Agents, to be split equally between them. In addition, Profire paid to the Placement Agents restricted stock equal to four percent of the number of securities sold in the Private Placement, to be split equally between them.

We filed the registration statement of which this prospectus is a part to fulfill certain of our contractual obligations under a registration rights agreement we entered into pursuant to the Purchase Agreement.

Corporate Information

Our principal executive offices are located at 321 South 1250 West, Suite 1, Lindon, Utah 84042.  Our telephone number at that location is (801) 796-5127.

The Offering

Common stock offered by the selling stockholders	2,172,405 shares

Common Stock Offered by us	None

Common Stock Outstanding	47,829,276

Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling stockholders

OTC Bulletin Board and OTCQB Symbol for our Common Stock	PFIE

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock

RISK FACTORS

An investment in our common stock involves significant risks.  You should read and analyze these risk factors carefully before deciding whether to invest in our company.  The following is a description of what we consider our key challenges and risks.

Risks Relating to our Business

Our business and financial condition could be materially impacted if we lose the services of certain employees.

During the 2013 fiscal year we brought in additional employees and are working to cross train employees to lessen our dependence on any particular individual.  We believe this has decreased our dependence on any one individual.  We previously maintained key-man insurance on our CFO, Mr. Limpert, however,  we do not currently maintain key-man insurance on any  executive officers or employees.  Although it would not solve the potential problem of a loss of the services of any particular employee, we may seek key-man insurance on key individuals, to help in the case of such an event.  The loss of the services of any of the executive officers identified in this prospectus could have a materially detrimental impact on the Company.

If we are unable to attract and retain skilled employees that could impair our growth potential and profitability.

Our ability to remain productive and profitable depends substantially on our ability to attract and retain skilled employees.  Our ability to expand our operations is in part impacted by our ability to increase our labor force.  The demand for skilled oilfield employees is high and the supply is limited.  A significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the wage rates paid by us, or both.  If either of these events were to occur, our capacity and profitability could be diminished, and our growth potential could be impaired.

Our business has potential liability for litigation, personal injury and property damage claims assessments.

Our operations involve exposure to inherent risks, including explosions and fires.  If any of these events were to occur, it could result in liability for personal injury and property damage, pollution or other environmental hazards or loss of production.  Litigation may arise from a catastrophic occurrence at a location where our equipment and services are used.  This litigation could result in large claims for damages.  The frequency and severity of such incidents could affect our operating costs, insurability and relationships with customers, employees and regulators.  These occurrences could have a material adverse effect on the Company.  We maintain what we believe is prudent insurance protection.  We cannot assure that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that our insurance coverage will be adequate to cover future claims and assessments that may arise.

Some of our products use equipment and materials that are available from a limited number of suppliers.

We purchase equipment provided by a limited number of manufacturers who specialize in combustion burner equipment.  During periods of high demand these manufacturers may not be able to meet our requests for timely delivery, resulting in delayed deliveries of equipment and higher prices for equipment.  There are a limited number of suppliers for certain materials used in burner management systems, our largest product line.  While these materials are generally available, supply disruptions can occur due to factors beyond our control.  Such disruptions, delayed deliveries, and higher prices could limit our ability to provide services or increase the costs of providing services thus reducing revenues and profits.

If we are unable to expand into new markets our ability to grow our business and profitability as planned could be materially adversely effected.

We intend to continue to pursue our aggressive growth strategy for the foreseeable future.  Future operating results will depend largely upon our ability to expand to new markets and increase sales.  To support this growth, we have and will continue to expand our marketing expenditures, add new employees and open additional offices, as needed.  There can also be no assurance that we will be able to expand our market share in our existing markets or successfully enter new or contiguous markets.  Nor can there be any assurance that such expansion will not adversely affect our profitability and results of operations.  If we are unable to manage our growth effectively, our business, results of operations, financial condition and cash flow could be materially adversely affected.

If we are unable to manage growth effectively, our business, results of operations and financial condition could be materially adversely affected.

Our ability to successfully expand to new markets, or expand our penetration in existing markets, is dependent on a number of factors including:

•	our ability to market our products and services to new customers;

•	our ability to provide increasingly large-scale support and training materials for a growing customer base;

•	our ability to hire, train and assimilate new employees;

•	the adequacy of our financial resources; and

•	our ability to correctly identify and exploit new geographical markets and to successfully compete in those markets.

There can be no assurance that we will be able to achieve our planned expansion, that our products will gain access to new markets or be accepted in new marketplaces, achieve greater market penetration in existing markets or that we will achieve planned operating results or results comparable to those we experience in existing markets in the new markets we enter.

Changes in the level of capital-spending by our customers could negatively impact our business and financial condition.

Our principal customers are oil and natural gas exploration and production companies.  Our results of operations and financial condition are dependent on the level of capital spending by our customers.  The energy industry’s level of capital spending is substantially related to the prevailing commodity price of natural gas and crude oil.  Low commodity prices have the potential to reduce the amount of crude oil and natural gas that our customers can produce economically.  While our products actually enhance the efficiency of their wells, we believe a prolonged downturn in market price will lead to reductions in the capital spending budgets of our clients and reductions in the demand for our products and services, which could materially adversely impact our results of operations, financial condition and cash flow.

Risks Relating to our Stock

Our common stock lacks liquidity.

Our common stock has limited trading volume on the Over-the-Counter Bulletin Board and OTCQB and is not listed on a national exchange.  Moreover, a significant percentage of the outstanding common stock is “restricted” and therefore subject to the resale restrictions set forth in Rule 144 of the rules and regulations promulgated by the United States Securities and Exchange Commission (the “SEC” or “Commission”) under the Securities Act.  These factors could adversely affect the liquidity, trading volume, price and transferability of our common stock.

The market price of our common stock has been and may continue to be volatile.

The market price of our common stock has been volatile, and fluctuates widely in price in response to various factors, which are beyond our control. The price of our common stock is not necessarily indicative of our operating performance or long-term business prospects. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. Factors such as the following could cause the market price of our common stock to fluctuate substantially:

•	the introduction of new products by our competitors;

•	government regulation of our industry

•	our quarterly operating and financial results; or

•	litigation or public concern about the safety of our products

The stock market in general experiences from time to time extreme price and volume fluctuations. Periodic and/or continuous market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Price volatility may be worse if the trading volume of our common stock is low.

Future sales of our common stock may depress our stock price.

As of November 30, 2013, we had 47,829,276 shares of our common stock outstanding, and warrants and options that are exercisable into 3,058,000 shares of our common stock. If any significant number of our outstanding shares are sold, such sales could have a depressive effect on the market price of our stock. We are unable to predict the effect, if any, that the sale of shares, or the availability of shares for future sale, will have on the market price of the shares prevailing from time to time. Sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could depress prevailing market prices for the shares. Such sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price, which we deem appropriate.

If we fail to implement an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, which could harm our business and have an adverse effect on our stock price.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including periodic reports, disclosures and more complex accounting rules. As directed by Section 404 of Sarbanes-Oxley, the SEC adopted rules requiring public companies to include a report of management on a company’s internal control over financial reporting in their Annual Report on Form 10-K. Based on current rules, we are required to report under Section 404(a) of Sarbanes-Oxley regarding the effectiveness of our internal control over financial reporting. We have experienced material weaknesses in our internal control over financing reporting and are still undertaking to remedy these material weaknesses.  If we determine that we have other material weaknesses, this could harm our business and have an adverse effect on our stock price.

We could issue “blank check” preferred stock without stockholder approval with the effect of diluting existing stockholders and impairing their voting rights, and provisions in our charter documents and under Nevada corporate law could discourage a takeover that stockholders may consider favorable.

Our articles of incorporation authorize the issuance of up to 10,000,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our Board of Directors (the “Board”). Our Board is empowered, without stockholder approval, to authorize the issuance of a series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. For example, it would be possible for our Board of Directors to authorize preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company.

Any aspect of the foregoing, alone or together, could delay or prevent unsolicited takeovers and changes in control or changes in our management

We do not anticipate paying cash dividends for the foreseeable future, and therefore investors should not buy our stock if they wish to receive cash dividends.

We have never declared or paid any cash dividends or distributions on our common stock. We currently intend to retain our future earnings to support operations and to finance expansion and, therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Our management has a substantial ownership interest in our common stock and the availability of our common stock to the investing public may be limited.

Our management owns approximately 71.2% of our outstanding common stock.  The availability of our common stock to the investing public may be limited to those shares not held by our executive officers, directors and their affiliates, which could negatively impact our trading prices and affect the ability of our minority stockholders to sell their shares.  Future sales by executive officers, directors and their affiliates of all or a portion of their shares could also negatively affect the trading price of our common stock.
The attractive nature of the oilfield services industry could lead to an increase of direct competitors.

We recognize that the oilfield services industry is highly competitive.  As this industry grows and matures we expect additional companies will seek to enter this market.  Many of these companies may be more highly capitalized, more experienced, more recognized or better situated to take advantage of market opportunities.

Existing or Probable Governmental Regulation on our Business could adversely affect our business

If the regulatory environment were to become less stringent, we could experience a significant decline in the demand for our products, which we would expect would materially adversely impact our results of operations and financial condition. Our business is affected by local, provincial, state, federal and foreign laws and other regulations relating to the gas and electric safety standards and codes presently extant in the oil and gas industry, as well as laws and regulations relating to worker safety and potentially environmental protection.  We cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on us, our business or financial condition.

Additionally, our customers are affected by laws and regulations relating to the exploration for and production of natural resources such as oil and natural gas.  These regulations are subject to change and new regulations may curtail or eliminate customer activities in certain areas where we currently operate.  We cannot determine the extent to which new legislation may impact customer activity levels, and ultimately, the demand for our products and services.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are based on management’s beliefs and assumptions and on information currently available to management.  For this purpose any statement contained in this prospectus that is not a statement of historical fact may be deemed to be forward-looking, including, but not limited to, statements relating to our future actions, intentions, plans, strategies, objectives, results of operations, cash flows and the adequacy of or need to seek additional capital resources and liquidity.  Without limiting the foregoing, words such as “may”, “should”, “expect”, “project”, “plan”, “anticipate”, “believe”, “estimate”, “intend”, “budget”, “forecast”, “predict”, “potential”, “continue”, “should”, “could”, “will” or comparable terminology or the negative of such terms are intended to identify forward-looking statements, however, the absence of these words does not necessarily mean that a statement is not forward-looking.  These statements by their nature involve known and unknown risks and uncertainties and other factors that may cause actual results and outcomes to differ materially depending on a variety of factors, many of which are not within our control.  Such factors include, but are not limited to, economic conditions generally and in the industry in which we and our customers participate; competition within our industry; legislative requirements or changes which could render our products or services less competitive or obsolete; our failure to successfully develop new products and/or services or to anticipate current or prospective customers’ needs; price increases; employee limitations; or delays, reductions, or cancellations of contracts we have previously entered into; sufficiency of working capital, capital resources and liquidity and other factors detailed herein and in our other filings with the Commission.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Forward-looking statements are predictions and not guarantees of future performance or events.  Forward-looking statements are based on current industry, financial and economic information which we have assessed but which by its nature is dynamic and subject to rapid and possibly abrupt changes.  Our actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with our business.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements and we hereby qualify all our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as of their dates and should not be unduly relied upon.  We undertake no obligation to amend this prospectus or revise publicly these forward-looking statements (other than pursuant to reporting obligations imposed on registrants pursuant to the Exchange Act) to reflect subsequent events or circumstances, whether as the result of new information, future events or otherwise.

USE OF PROCEEDS

The shares of common stock offered by this prospectus will be sold or distributed by the selling stockholders, and the selling stockholders will receive all of the proceeds, if any, from the sales of such shares by them.  We will not receive any proceeds from the sale or distribution of the common stock by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders (the “Selling Stockholders”), the number of shares of common stock known by us to be beneficially owned by the Selling Stockholders as of December 15, 2013 (based on the Selling Stockholders’ representations regarding their ownership) and the number of shares of common stock being registered for sale or distribution.  The term “Selling Stockholders” includes the stockholders listed below and their transferees, assignees, pledgees, donees or other successors.  We are unable to determine the exact number of shares that will actually be sold or distributed because the Selling Stockholders may sell or distribute all or some of the shares and because we are not aware of any agreements, arrangements or understandings with respect to the sale or distribution of any of the shares.  The following table assumes that the Selling Stockholders will sell or distribute all of the shares being offered for their account by this prospectus.  The shares offered by this prospectus may be offered from time to time by the Selling Stockholders.  The Selling Stockholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale or distribution.  The Selling Stockholders reserve the right to accept or reject, in whole or in part, any proposed sale or distribution of shares.  The Selling Stockholders also may offer and sell, or distribute, less than the number of shares indicated.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Before the Offering	Shares of Common Stock Being Offered in the Offering	Number of Shares of Common Stock Beneficially Owned After the Offering(1)	Percentage of Outstanding Shares of Common Stock Owned After the Offering
Wolverine Flagship Fund Trading Limited(2(3))	920,000	920,000	0	*
The Special Equities Group, LLC(2(4))	50,000	50,000	0	*
Brio Capital Master Fund Ltd(5)	126,000	126,000	0	*
Herbert S. Klein	12,000	12,000	0	*
William Black	25,000	25,000	0	*
Barry Honig	100,000	100,000	0	*
Bibicoff Family Trust(6)	15,000	15,000	0	*
Cranshire Capital Master Fund, Ltd.(7)	20,000	20,000	0	*
S2 Partners LP(8)	813,000	213,000	600,000	1.26%
Bradley G. Bulloch	218,390	100,000	118,390	*
Good Energy Services LLC(9)	137,615	137,615	0	*
Robert R. Penn	137,615	137,615	0	*
Kenneth David Milne	420,000	40,000	380,000	*%
Hudson Bay Master Fund Ltd.(10)	100,000	100,000	0	*
Paul F. & Janelle K. Weigel	12,000	12,000	0	*
Linda Fisher Silpe 2012 IRR Trust(11)	25,000	25,000	0	*
Roger McBride	10,000	10,000	0	*
Kevin Pritchett	200,000	100,000	100,000	*%
Jay Evans	53,235	20,000	33,325	*%
John Kramer	9,175	9,175	0	*
TOTAL	3,404,120	2,172,405	1,231,715
________________________

(1)	Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock by the Selling Stockholders.

(2)
The Selling Stockholder is affiliated with a broker-dealer, but is not itself a broker-dealer.  Based upon the representations of the Selling Stockholder, the Company believes the Selling Stockholder purchased the securities identified above for its own account in the ordinary course of business, and has no agreements or understandings, directly or indirectly, with any person to distribute those securities.

(3)
Wolverine Asset Management, LLC ("WAM") is the investment manager of Wolverine Flagship Fund Trading Limited and has voting and dispositive power over these securities. The sole member and manager of WAM is Wolverine Holdings, L.P. ("Wolverine Holdings"). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. ("WTP"), the general partner of Wolverine Holdings. Each of Mr. Bellick, Mr. Gust, WTP, Wolverine Holdings and WAM disclaims beneficial ownership of these securities.

(4)	Jonathan Schechter, Joseph Reda and Adam Selkin are the members of The Special Equities Group, LLC. Jonathan Schechter is the natural person with voting and dispositive power over these shares.

(5)	Shaye Hirsch is a director of Brio Capital Master Fund Ltd.

(6)	Harvey Bibicoff, as trustee of the selling stockholder, has voting and investment control over the shares.

(7)	Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) and has voting control and investment discretion over securities held by Cranshire Master Fund. Mitchell P. Kopin (“Mr. Kopin”), the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund.

(8)	Randall Russell Last as the president of the general partner of the selling stockholder has voting and investment control over the shares.

(9)	Maritch Energy Services, LLC (“Maritch”) and Cottonwood Investments, LLC (“Cottonwood”) are the members of Good Energy Services LLC. Maritch has voting control and investment discretion over securities held by Good Energy Services LLC. Mr. William Pritchard has voting control over Maritch and Mr. Gary Adams has voting control over Cottonwood.

(10)
Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities.  Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP.  Sander Gerber disclaim beneficial ownership over these securities.

(11)	Donald Slipe, as trustee of the selling stockholder, has voting and investment control over the shares.

*           Less than 1%.

This prospectus also covers any additional shares of common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

We are not a party to any agreement, arrangement, or understanding regarding the sale of any of these shares, other than agreements requiring us to file and seek the effectiveness of the registration statement of which this prospectus forms a part, for the purpose of registering such shares for resale from time to time by the Selling Stockholders, and to prepare and file any amendments and supplements to the registration statement relating to these shares as may be necessary to keep the registration statement effective until such time as all of the shares covered by this prospectus have been sold or until all of such shares may be sold pursuant to an exemption from registration.  Except as indicated in this prospectus, we are not aware of the Selling Stockholders having any position, office or other material relationship with us or our affiliates within the past three years other than as a result of the Selling Stockholders’ beneficial ownership of shares of our common stock.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Over-the-Counter Bulletin Board or any other stock exchange, market or trading facility on which the securities are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A Selling Stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume.  The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  The Selling Stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Stockholders.

We have agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.  In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of securities of the common stock by the Selling Stockholders or any other person.  We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our articles of incorporation and our bylaws.  For more detailed information, please see our articles of incorporation and our bylaws.

Our authorized capital consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Dividend Rights.  Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our Board of Directors may from time to time determine.

We have not declared a cash dividend on any class of common equity in the last two fiscal years.  There are no restrictions on our ability to pay cash dividends, other than any state law that may be applicable.  Under Nevada law, dividends may be paid to the extent that a corporation’s assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.  We do not anticipate paying any dividends in the foreseeable future; it intends to retain the earnings that could be distributed, if any, for operations.

Voting Rights.  Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders.  Cumulative voting for the election of directors is not provided in our articles of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights.  Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Preferences.  Upon our liquidation, dissolution or winding up, our assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at the time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

Preferred Stock

Our Board of Directors may authorize, without further stockholder approval, the issuance from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series.

Market Information

Our common stock is presently quoted on the OTC Bulletin Board and OTCQB under the symbol “PFIE”. See the cover page of this prospectus for a recent closing bid price of our common stock as reported by the OTC Bulletin Board and OTCQB .

Transfer Agent and Registrar

The transfer agent and registrar for common stock is OTC Stock Transfer, Inc., telephone number (801) 208-1984.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Price of Our Common Stock

Our common stock is quoted on the Over-the-Counter Bulletin Board (“OTCBB”) and the OTC Markets OTCQB under the symbol “PFIE.”

The published high and low bid quotations were furnished to us by OTC Markets Group, Inc. These quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.
The table below sets forth the range of high and low bid information of our common stock as reported on the OTC Bulletin Board and OTCQB for the last two fiscal years and subsequent quarters.

	BID PRICES
	HIGH	LOW
Fiscal year ending March 31, 2014

Second Quarter	$2.70	$1.26
First Quarter	$1.61	$1.15

Fiscal year ended March 31, 2013

Fourth Quarter	$ 1.42	$ 1.05
Third Quarter	1.40	1.02
Second Quarter	1.40	0.77
First Quarter	1.55	0.77

Fiscal year ended March 31, 2012

Fourth Quarter	$ 1.75	$ 0.67
Third Quarter	0.95	0.30
Second Quarter	0.80	0.28
First Quarter	1.11	0.275

See the cover page of this prospectus for a recent bid price of our common stock as reported by the OTC Bulletin Board and OTCQB.

As of December 12, 2013, there were 47,829,276 shares of our common stock outstanding. According to the records of our stock transfer agent, as of December 12, 2013 we had 122 shareholders of record and approximately 850 no-objecting beneficial owners and beneficial owners. The number of record shareholders was determined from the records of our stock transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, registered clearing houses or agencies, banks or other fiduciaries.

Dividend Policy

We have not declared a cash dividend on any class of common equity in the last two fiscal years. There are no restrictions on our ability to pay cash dividends, other than any state law that may be applicable. Under Nevada law, dividends may be paid to the extent that a corporation’s assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business. We do not anticipate paying any dividends in the foreseeable future; it intends to retain the earnings that could be distributed, if any, for operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements, the related notes and other financial information appearing elsewhere in this prospectus.

Some of the statements set forth in this section are forward-looking statements relating to our future results of operations.  Our actual results may vary from the results anticipated by these statements.  Please see “Disclosure Regarding Forward-Looking Statements” on page 12.

Results of Operations for the Three Months Ended September 30, 2013 Compared to the Three Months Ended September 30, 2012

Total Revenues

Total revenues during the quarter ended September 30, 2013 increased $4,962,863, or 113%, compared to the quarter ended September 30, 2012. This increase was principally attributable to increased sales of goods, net.

Sales of Goods, Net

We realized an increase of $4,843,610, or 118%, in sales of goods, net during the quarter ended September 30, 2013 compared to the quarter ended September 30, 2012. This increase was primarily due to improved sales execution, the leveraging of now-effective sales people hired in previous quarters, and improved management of the sales team. There was also an increased number of sales through larger customers, which yielded higher revenues during the quarter. We expect that our quarterly revenues will continue to grow year-over-year, as our sales team continues to execute on our sales strategy.

Sales of Services, Net

During the three months ended September 30, 2013 we realized an increase of $119,253 or 42%, in sales of services, net. We are beginning to experience increasing service revenues as a result of our continued expansion in the U.S., and we anticipate U.S. service revenues will continue to expand in upcoming quarters. As the sales team proactively looks for equipment sales, the opportunity to discuss services related sales is expected to increase.

Total Cost of Goods Sold

As a percentage of total revenues, total cost of goods sold decreased to 40% during the quarter ended September 30, 2013, compared to 49% during the quarter ended September 30, 2012. This decrease is due to a decrease in cost of goods sold-products as a percentage of revenues, due to a rise in the sales of high-margin products.

Cost of Goods Sold-Products

During the quarter ended September 30, 2013 cost of goods sold-products increased $1,600,285 or 82%, compared to the quarter ended September 30, 2012 as a result of increased sales. However, as a percentage of revenues from product sales, cost of goods sold-products decreased from 47.6% to 39.7%. This decrease is due to a rise in the proportion of sales of high-margin products, such as our patent-pending airplate. We anticipate that, as a percentage of revenues from product sales, future cost of goods sold-product will continue to approximate historical levels, or about 40%.

Cost of Goods Sold-Services

Cost of goods sold-services increased $20,938, or 10%, during the quarter ended September 30, 2013 compared to the quarter ended September 30, 2012. As a percentage of service revenues, cost of goods sold-service decreased from 75% to 58%. This decrease was attributable, in part, to logistical efficiencies, derived from serving a larger customer base throughout our service regions.

Gross Profit

Because the percentage increase in total revenue exceeded the percentage-increase in cost of goods sold, gross profit increased to 60% of total revenues during the quarter ended September 30, 2013 compared to 51% during the quarter ended September 30, 2012.

Total Operating Expenses

Our total operating expenses increased $1,113,876, or 86%, during the three months ended September 30, 2013 compared to the three months ended September 30, 2012. As a percentage of total revenues, total operating expenses decreased from 30% to 26%. This decrease was largely attributable to a reduction in general and administrative expenses and depreciation expenses as a percentage of total revenues.

General and Administrative Expenses

During the three months ended September 30, 2013 general and administrative expenses increased by $395,921, or 46%. This increase was mostly attributable to an increase in sales commissions, as well as an increase in stock-based compensation to employees. As a percentage of total revenues, general and administrative expenses decreased from 20% to 13%. This decrease was due to continued leveraging of fixed assets and increased operational leverage from prior investments.

Research and Development

During the quarter ended September 30, 2013 research and developments expenses were $155,089 compared to $70,454 during the quarter ended September 30, 2012. We have increased our focus on research and development in order to improve our current products, as well as pursue additional products that could enhance our current product-offering.

Payroll Expenses

We experienced a $632,191, or 212% increase in payroll expenses in the quarter ended September 30, 2013 compared to the quarter ended September 30, 2012. This increase was primarily the result of increased hiring of sales and research and development personnel, particularly in our Utah and Texas offices (as well as sales/service personnel in the New York and Pennsylvania region) during the past fiscal year, as well as reallocation of some expenses to the payroll expense account. As a percentage of total revenues, payroll increased from 7% to 10%. We anticipate that, as a percentage of total revenues, future payroll expense will remain at approximately 11%.

Depreciation Expense

Depreciation expense increased $1,129, or 2%, during the quarter ended September 30, 2013 compared to the quarter ended September 30, 2012. As a percentage of total revenues, depreciation decreased from 1.5% to 0.7%.

Total Other Income (Expense)

During the three months ended September 30, 2013 we realized total other income of $10,657 compared to total other income of $820 for the three months ended September 30, 2012. During the quarter ended September 30, 2013, we realized interest expense of $100, interest income of $7,565 and rental income of $3,192. By comparison, during the quarter ended September 30, 2012, we realized interest expense of $7,426 and interest income of $8,246.

Net Income Before Income Taxes

During the three months ended September 30, 2013 we realized net income before income taxes of $3,159,352 compared to net income before income taxes of $921,751 during the quarter ended September 30, 2012. As a percentage of total revenues, net income before income taxes represented 34% of total revenues, compared to 21% during the quarter ended September 30, 2012.

Income Tax Expense

We recognized income tax expense of $1,109,803 during the three months ended September 30, 2013 compared to $276,621 during the three months ended September 30, 2012. As a percentage of net income, before income taxes, income tax expense rose 6% due to a higher proportion of sales in the U.S. market, which has a higher tax rate.

Foreign Currency Translation Gain (Loss)

Our consolidated financial statements are presented in U.S. dollars. Our functional currencies are the United States dollar and the Canadian dollar. Transactions initiated in other currencies are translated to U.S. dollars using year-end exchange rates for the balance sheet and weighted average exchange rates for the statements of operations. Equity transactions were translated using historical rates. Foreign currency translation gains or losses as a result of fluctuations in the exchange rates are reflected in the Statement of Operations and Other Comprehensive Income (Loss).

Therefore, the translation adjustment in our consolidated financial statements represents the translation differences from translation of our financial statements. As a result, the translation adjustment is commonly, but not always, positive if the average exchange rates are lower than exchange rates on the date of the financial statements and negative if the average exchange rates are higher than exchange rates on the date of the financial statements.

During the quarter ended September 30, 2013 we recognized a foreign currency translation loss of $90,191. By comparison, during the quarter ended September 30, 2012 we recognized a foreign currency translation gain of $382,438. The loss was the result of the weakening of the U.S. dollar against the Canadian dollar and the gain was the result of the strengthening of the U.S. dollar against the Canadian dollar.

Total Comprehensive Income

For the foregoing reasons, we realized a total comprehensive income of $1,959,358 during the quarter ended September 30, 2013 compared to total comprehensive income of $1,027,568 during the quarter ended September 30, 2012.

Results of Operations for the Six Months Ended September 30, 2013 Compared to the Six Months Ended September 30, 2012

Total Revenues

Total revenues during the six months ended September 30, 2013 increased $8,467,170, or 105%, compared to the six months ended September 30, 2012. This increase was principally attributable to increased sales of goods, net.

Sales of Goods, Net

We realized an increase of $8,231,064, or 109%, in sales of goods, net during the six months ended September 30, 2013 compared to the six months ended September 30, 2012. This increase was primarily due to improved sales execution, the leveraging of now-effective sales people hired in previous quarters, and improved management of the sales team. There have been an increased number of sales through larger customers, which yielded higher revenues during the quarter. We expect that our revenues will continue to grow year-over-year at approximately historical rates, as our sales team continues to execute on our sales strategy.

Sales of Services, Net

During the six months ended September 30, 2013 we realized an increase of $236,106 or 46%, in sales of services, net. We are beginning to experience increasing service revenues as a result of our continued expansion in the U.S. We anticipate U.S. service revenues will continue to expand in upcoming quarters. As the sales team proactively looks for equipment sales, the opportunity to discuss services related sales is expected to increase.

Total Cost of Goods Sold

As a percentage of total revenues, total cost of goods sold decreased to 41% during the six months ended September 30, 2013, compared to 45% during the six months ended September 30, 2012. This decrease is due to a decrease in cost of goods sold-products as a percentage of revenues, due to a rise in the sales of high-margin products.

Cost of Goods Sold-Products

During the six months ended September 30, 2013 cost of goods sold-products increased $2,997,049 or 91%, compared to the six months ended September 30, 2012 as a result of increased sales. However, as a percentage of revenues from product sales, cost of goods sold-products decreased from 43.4% to 39.8%. This decrease is due to a rise in the proportion of sales of high-margin products, such as our patent-pending airplate. We anticipate that, as a percentage of revenues from product sales, future cost of goods sold-product will continue to approximate historical levels, or about 40%.

Cost of Goods Sold-Services

Cost of goods sold-services increased $116,415, or 30%, during the six months ended September 30, 2013 compared to the six months ended September 30, 2012. As a percentage of service revenues, cost of goods sold-service decreased from 75% to 67%. This decrease was attributable, in part, to logistical efficiencies, derived from serving a larger customer base throughout our service regions.

Gross Profit

Because the percentage increase in total revenue exceeded the percentage-increase in cost of goods sold, gross profit increased to 59% of total revenues during the six months ended September 30, 2013 compared to 55% during the six months ended September 30, 2012.

Total Operating Expenses

Our total operating expenses increased $1,523,362, or 56%, during the six months ended September 30, 2013 compared to the six months ended September 30, 2012. As a percentage of total revenues, total operating expenses decreased from 34% to 26%. This decrease was largely attributable to a reduction in general and administrative expenses and depreciation expenses as a percentage of total revenues.

General and Administrative Expenses

During the six months ended September 30, 2013 general and administrative expenses increased by $241,164, or 13%. This increase was mostly attributable to an increase in sales commissions, as well as an increase in stock-based compensation to employees. As a percentage of total revenues, general and administrative expenses decreased from 23% to 13%. This decrease was due to continued leveraging of fixed assets and increased operational leverage from prior investments.

Research and Development

During the six months ended September 30, 2013 research and developments expenses were $251,019 compared to $110,234 during the six months ended September 30, 2012. We have increased our focus on research and development in order to improve our current products, as well as research the possibility of additional products that could enhance our current product-offering.

Payroll Expenses

We experienced a $1,125,414, or 176% increase in payroll expenses in the six months ended September 30, 2013 compared to six months ended September 30, 2012. This increase was primarily the result of increased hiring of sales and research and development personnel, particularly in our Utah and Texas offices (as well as sales/service personnel in the New York and Pennsylvania region) during the past fiscal year, as well as reallocation of some expenses to the payroll expense account. As a percentage of total revenues, payroll increased from 8% to 11%. We anticipate that, as a percentage of total revenues, future payroll expense will remain at approximately 11%.

Depreciation Expense

Depreciation expense increased $15,999, or 14%, during the six months ended September 30, 2013 compared to the six months ended September 30, 2012. This increase in depreciation expense is primarily due to a number of fixed assets we purchased in the last fiscal year, which result in a higher ongoing depreciation expense. As a percentage of total revenues, however, depreciation decreased from 1.4% to 0.8%.

Total Other Income (Expense)

During the fiscal year ended March 31, 2013 total other income/expense changed by 126% to an income of $4,197 from an expense of $16,395 as a result of decreased interest expense and increased interest income during the year.  While we anticipate interest expense will continue to decrease, we do not expect to realize rental or significant interest income in upcoming quarters.  We do not expect total other expense to increase significantly in the upcoming fiscal year.

Net Income Before Income Taxes

During the six months ended September 30, 2013 we realized net income before income taxes of $5,507,747 compared to net income before income taxes of 1,675,434 during the six months ended September 30, 2012. As a percentage of total revenues, net income before income taxes represented 33% of total revenues, compared to 21% during the six months ended September 30, 2012.

Income Tax Expense

We recognized income tax expense of $1,844,214 during the six months ended September 30, 2013 compared to $464,569 during the six months ended September 30, 2012. As a percentage of net income, before income taxes, income tax expense rose 5% due to a higher proportion of sales in the U.S. market, which has a higher tax rate.

Foreign Currency Translation Gain (Loss)

Our consolidated financial statements are presented in U.S. dollars. Our functional currencies are the United States dollar and the Canadian dollar. Transactions initiated in other currencies are translated to U.S. dollars using year-end exchange rates for the balance sheet and weighted average exchange rates for the statements of operations. Equity transactions were translated using historical rates. Foreign currency translation gains or losses as a result of fluctuations in the exchange rates are reflected in the Statement of Operations and Other Comprehensive Income (Loss).

Therefore, the translation adjustment in our consolidated financial statements represents the translation differences from translation of our financial statements. As a result, the translation adjustment is commonly, but not always, positive if the average exchange rates are lower than exchange rates on the date of the financial statements and negative if the average exchange rates are higher than exchange rates on the date of the financial statements.

During the six months ended September 30, 2013 we recognized a foreign currency translation loss of $200,224. By comparison, during the six months ended September 30, 2012 we recognized a foreign currency translation gain of $219,618. The loss was the result of the weakening of the U.S. dollar against the Canadian dollar.

Total Comprehensive Income

For the foregoing reasons, we realized a total comprehensive income of $3,463,309 during the six months ended September 30, 2013 compared to total comprehensive income of $1,430,483 during the six months ended September 30, 2012.

Results of Operations for the Year Ended March 31, 2013 compared to the Year Ended March 31, 2012

Total Revenues

Our total revenues during the year ended March 31, 2013 increased 6% to $16,887,267 from $15,925,213 during the year ended March 31, 2012.  The strong rebound in oil prices resulted in improved sales and increased production activity in oil and gas and continued through our entire fiscal year.  We have worked to expand our operations by adding or expanding multiple facilities in the United States.  We expect to realize significant U.S. based revenues during the coming year and have started to see revenues in the U.S. increase significantly.  During fiscal 2013, sales of goods increased 6% and service revenue increased 9%.  During each of the fiscal years ended March 31, 2013 and 2012, product sales accounted for 93% of total revenues and service sales accounted for 7% of total revenue.  As we continue to focus on the development of new products and expand sales of our existing products, we anticipate product sales will continue to account for the significant majority of our revenue.

During the fiscal year ended March 31, 2013 65% of total revenues were generated from products and services sold in Canada.  The remaining 35% of total revenue was generated from sales in the United States.  By comparison, during the fiscal year ended March 31, 2012, 95% of our total revenues were generated from Canadian sales and the remaining 5% was generated from sales in the United States.  As we continue our efforts to expand into U.S. markets, we anticipate the percentage of revenues from sales in the United States will continue to increase as a percentage of total revenues.

Cost of Goods Sold

Cost of goods sold during the year ended March 31, 2013 was $7,034,703 for product sales and $1,043,294 for services for a total cost of goods sold of $8,077,997 compared to $6,170,073 for product sales and $717,796 for services for a total cost of goods sold of $6,887,869 during the fiscal year ended March 31, 2012.  While total revenue increased 6%, cost of goods sold increased by 17%.  Our gross profit for 2013 was 52% of total revenues compared to 57% during fiscal 2012.  Margins decreased slightly as cost of goods sold increased due to higher material costs during fiscal 2013.  We anticipate that as product sales increase in the coming year cost of goods sold will also increase proportionately.  However, with anticipated volume discounts and improved efficiency that we believe should be realized in the future, we expect cost of goods sold, as a percentage of total revenues, will not be significantly higher in fiscal 2014.  Cost of goods sold will vary as a function of our product mix, as our proprietary products tend to have significantly higher margins than our resale products.

General and Administrative Expenses

General and administrative expenses for the fiscal year ended March 31, 2013 were $3,798,075 a 38% increase compared to the fiscal year ended March 31, 2012.  General and administrative expenses were 22% of total revenues in fiscal 2013 compared to 17% of total revenues in fiscal 2012.  The increase can be attributed to the general increase in operational activity and the expansion into the U.S. market.  We have made significant investment in our staff and its growth to expand markets as well as develop products.  Along with this growth is a sharpened focus on training clients and suppliers on combustion control and management.  We have retained additional support staff to manage this growth such as sales management, IT, operational management, quality control and shipping staff.  In addition, we also realized increases in several major components of general and administrative expense including professional fees of $903,184, research and development of $315,045 and stock option expense of $166,187 during fiscal 2013.  By comparison, during fiscal 2012 we realized professional fees of $584,660, research and development of $164,000 and stock option expense of $80,530.  Professional fees include legal and accounting costs related to our public filings and investor relations fees.  Legal and accounting costs incurred during fiscal 2013 related to our public filings remained fairly constant.  Stock options granted to employees in 2011 and 2013 are amortized over the expected term of five years.  Accordingly, we anticipate a similar expense in 2014.  As we continue to expand, we anticipate general and administrative expenses will also continue to grow in proportion.

Payroll Expense

Payroll expense during the fiscal year ended March 31, 2013 increased 51% to $2,656,762 compared to $1,757,855 during the fiscal year ended March 31, 2012.  Payroll expense increased as a result of hiring additional personnel, including a corporate controller, engineers and multiple sales people, in anticipation of expansion and growth in sales and the additional development of several contemplated technologies, including the next generation of our burner management technology.  During fiscal 2013, we increased our staff by approximately 50%.  Payroll expense was 16% of total revenues in fiscal 2013 compared to 11% in fiscal 2012.  Included in payroll expense were executive management bonuses of $339,700 and $341,125 during 2013 and 2012, respectively.  Management bonuses were determined subjectively as a reward for their efforts in our success.  We anticipate future management bonuses may similarly be awarded based upon the determination of the Board of Directors, or a compensation committee if one is established by the Board of Directors.  We expect payroll expense will increase in the upcoming fiscal year as we continue efforts to expand our sales force and associated support and logistical personnel in the U.S. market.

Depreciation Expense

Depreciation expense, not related to cost of sales, during fiscal 2013 was $195,070 or 22% higher than fiscal 2012.  Depreciation expense increased in 2013 primarily due to the addition of the Houston, Texas location as we expanded our capacity.  We do not anticipate major asset acquisitions during fiscal 2014 which would lead to increased depreciation expense.

Total Other Expense

During the fiscal year ended March 31, 2013 total other income/expense changed by 126% to an income of $4,197 from an expense of $16,395 as a result of decreased interest expense and increased interest income during the year.  While we anticipate interest expense will continue to decrease, we do not expect to realize rental or significant interest income in upcoming quarters.  We do not expect total other expense to increase significantly in upcoming fiscal quarters.

Net Income Before Income Tax

Net income before income taxes during the 2013 fiscal year decreased to $2,163,560 from $4,351,222 during fiscal 2012.  This 50% decrease was primarily the result of the 3% decrease in gross profit and the 42% increase in total operating expense discussed above related to significant investment in increased personnel, assets, etc.

Income Tax Expense

Income tax expense decreased 37% from $1,163,451 during fiscal 2012 to $730,905 during fiscal 2013.  We expect the tax rate to be close to the statutory rate in subsequent years.  We anticipate that as revenues grow, our income tax expense will also be higher.  We have exhausted our tax credits associated with the Canadian small business deductions from prior years, thus we expect taxes as a percentage of revenue to be higher than in prior periods in which we made a profit.  As revenue and profits from U.S. operations expand we expect our income tax expense obligations in the U.S. will increase accordingly.

Foreign Currency Translation Gain (Loss)

Our consolidated financial statements are presented in U.S. dollars.  Our functional currency is Canadian dollars.  Our financial statements were translated to U.S. dollars using year-end exchange rates for the balance sheet and weighted average exchange rates for the statements of operations.  Equity transactions were translated using historical rates.  Foreign currency translation gains or losses as a result of fluctuations in the exchange rates are reflected in the statement of operations and comprehensive income.

Therefore, the translation adjustment in our consolidated financial statements represents the translation differences from translation of our financial statements.  As a result, the translation adjustment is commonly, but not always, positive if the average exchange rates are lower than exchange rates on the date of the financial statements and negative if the average exchange rates are higher than exchange rates on the date of the financial statements.

During the year ended March 31, 2013, we recognized a foreign currency translation loss of $121,664 compared to foreign currency translation loss of $147,061 during the year ended March 31, 2012.  This loss was the result of a weakening of the Canadian dollar versus the US dollar in the reporting period.

Total Comprehensive Income

For the foregoing reasons, we realized a total comprehensive income of $1,319,429 during the fiscal year ended March 31, 2013, compared to total comprehensive income of $3,038,265 during the fiscal year ended March 31, 2012.

Earnings Per Share

For the fiscal year ended March 31, 2013 we realized $0.03 per share on a basic and on a fully diluted basis compared to $0.07 per share on a basic and on a fully diluted basis for the fiscal year ended March 31, 2012.

Liquidity and Capital Resources

Our total current assets and assets  increased from March 31, 2013 to September 30, 2013 and our liabilities also increased from March 31, 2013 to September 30, 2013. As of September 30, 2013 we had total current assets of $15,452,621 and total assets of $17,857,063 including cash and cash equivalents of $602,255. As of March 31, 2013 we had total current assets of $10,153,518 and total assets of $12,385,873 including cash and cash equivalents of $808,772. At March 31, 2013 total liabilities were $1,923,226, all of which were current liabilities. At September 30, 2013 total liabilities were $3,673,814, all of which were current liabilities.

	For the Six Months Ended September 30,
	2013	2012
Net cash provided by operating activities	$245,863	$228,886
Net cash used in investing activities	(355,455)	(258,233)
Net cash provided by financing activities	48,000	-
Effect of exchange rate on cash	(150,423)	762,078
Net increase in cash	$(206,517)	$732,731

During the six months ended September 30, 2013 cash was primarily used to fund operations. See below for additional discussion and analysis of cash flow.

Net cash provided by our operating activities was $245,863. As discussed above, during the six months ended September 30, 2013 we realized an increase in net income which is primarily the result of selling to an increasing number of larger customers. Such sales require a lag between the large cash investment to fulfill and ship orders to these larger customers, and the receipt of cash from these customers. While continued sales growth is expected to yield increasingly higher nominal levels of cash, we expect the cash discrepancy to grow during periods of significant sales growth, and normalize during periods of steady revenues  This discrepancy is being addressed by our management team.
During the six months ended September 30, 2013 net cash used in investing activities was $355,455 compared to $258,233 in the six months ended September 30, 2012. This increase was due to the purchase of an additional bay in our Utah office, as well as the purchase of additional vehicles in each office, mostly for use by our expanding sales teams.

During the six months ended September 30, 2013 net cash provided by financing activities was $48,000 compared to $0 in the six months ended September 30, 2012. This increase was due to the exercise of employee options.

Net cash used in our operating activities during fiscal 2013 was $370,592 and net cash used in investing activities was $536,852. During the fiscal year ended March 31, 2013 we realized a decrease in net income. This decrease coupled with an increase in our accounts receivable and in inventories negatively affected our cash flows from operations.  At March 31, 2013 we had working capital of $8,229,805.

Summary of Material Contractual Commitments

The following table lists our significant commitments as of September 30, 2013.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Commitments
Office lease - Brittmoore, TX	$14,625	$14,625	$-	$-	$-
Office lease - Park Row, TX	122,600	21,000	101,600	-	-
Total	$137,225	$35,625	$101,600	$-	$-

Our sales growth necessitated an expansion in our Texas office. We signed a new office lease in Park Row to house required inventory and personnel.

Inflation

We believe that inflation has not had a significant impact on our operations since inception.

Off-Balance Sheet Arrangements

As of September 30, 2013 we had no off-balance sheet arrangements.

Recently Issued Financial Accounting Standards

We have evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on our financial position, results of operations or cash flows.

BUSINESS

Overview

We were originally incorporated in the State of Nevada on May 5, 2003.  Since October 2008 we have been engaged in the business of developing combustion management technologies for the oil and gas industry.

Consistent with our historical objectives, we intend to continue the expansion of our sales and services to the oil and gas industry, and intend to improve the industry’s burner management technologies.

Over the next three fiscal quarters we plan to accelerate the growth of our sales staff.  We believe that hiring qualified sales personnel will allow us to continue to grow as the demand for our product continues to increase.  With the addition of sales personnel we plan to expand into other territories within the United States and offer Profire products and services to a growing number of customers.  We are looking to use some of the additional sales personnel to help establish international sales and distribution channels.

In addition to adding sales personnel, we remain dedicated to providing top-quality and innovative products.  We plan on adding personnel to our current research and development team. We are looking to extend our product line by developing new burner management systems with updated capabilities to match market demand.  We also plan to use our research and development resources to extend our brand by performing research and developing valve technologies that complement our current products.

Principal Products and Services

We manufacture, install and service oilfield combustion management technologies and related products (e.g. fuel train components, secondary airplates, etc.)  Our products and services aid oil and natural gas producers in the safe and efficient transportation, refinement and production of oil and natural gas.  Our primary products are burner management systems (described below).

In the oil and natural gas industry there are numerous demands for heat generation and control.  Oilfield vessels of all kinds, including line-heaters, dehydrators, separators, treaters, amine reboilers, free-water knockout systems, etc. require a source of heat to satisfy their various functions, which is provided by a burner flame inside the vessel.  This burner flame is integral to the proper function of the oilfield vessel because these vessels use the flame’s heat to help separate, store, transport and purify oil and gas (or even water).  The viscosity of the oil and gas is critical to a number of oilfield processes, and is directly affected by the heat provided by the burner flame inside the vessel.

Our products help monitor and manage this burner flame, reducing the need for employee interaction with the burner (e.g. for re-ignition or temperature monitoring).  This results in greater operational efficiencies, increased safety, and improved compliance for the oil or gas producer.  We believe there is a growing trend in the industry toward automation, including a demand for automation of burner management.  In addition to this demand, there is also a need for skilled combustion technicians.  Profire also trains and dispatches combustion technicians to address this industry need in Canada.  When we believe there is adequate demand for such services in the U.S. and skilled technicians have been trained, we may also begin to market combustion services through our U.S. offices.

Before we began designing and selling burner management products, our primary focus was on providing installation and maintenance services for the products and systems of other manufacturers.  After providing installation and maintenance services for some time, management determined it would be best to pursue the development of burner management technologies for the industry, and began work on a proprietary burner management system to monitor and manage the burner flames used in oilfield vessels.  Our principal objectives in developing our own system were to:

•	provide a safe, efficient and code-compliant method to monitor and/or manage burner flames in the industry; and

•	ensure the system could be easily controlled by oilfield operators.

With these goals in mind, we initially developed the Profire 1100 burner management system.  While we still support our 1100 system, it is no longer manufactured or sold by Profire.

During our fourth fiscal quarter 2011, we introduced the Profire 2100 burner management system.  The 2100 boasted increased expandability, remote access and data logging features.  The system has proven more versatile and capable than the 1100, and allows the end-user to more easily manage a wider variety of combustion vessels.  It also complies with CSA and UL ratings.

During our fourth fiscal quarter 2011, we introduced the Profire 2100 burner management system.  The 2100 introduced increased expandability, remote access and data logging features.  The system has proven more versatile and capable than the 1100, and allows the end-user to more easily manage a wider variety of combustion vessels.  It also complies with Canadian Standards Association (“CSA”) and Underwriters Laboratories (“UL”) ratings.

In May 2013 we announced the development of a new product to expand our product line, the Profire 1800.  The 1800 is a mid-range burner management system option that provides fundamental burner management functionality, such as burner re-ignition and temperature management.  As a simplified burner management system, the 1800 is not expected to become a flagship product, but is expected to fill a void in the industry’s burner management needs.  The 1800 became available for sale in June 2013.

Our systems have become widely used in Western Canada, and well-received in U.S. markets, with sales to such companies as Chesapeake, Exxon-Mobil, Shell, ConocoPhillips, Devon Energy, Petro-Canada, Encana and others, often delivered by one of our distributors, such as Cameron.  They have also been sold and installed in other parts of the world, including the United States, France, Italy, England, the Middle East, Australia, China and Brazil.

We believe our burner management systems and flare-ignition system offer certain advantages to other burner management systems on the market including that they:

•	meet or exceed all current relevant codes and standards, while many competing products are not certified to industry codes;

•	easily install with clearly marked component I/O;

•	have easily accessible and removable terminal connections;

•	rapidly shut down on flame-out;

•	use DC voltage spark ignition;

•	accommodate solar panel or TEG applications with a low-power design;

•	enable auto-relight or manual operation; and

•	include transient protected fail-safe circuits.

In addition to the Profire 2100 and 1800 burner management systems and our 1300 flare-ignition system, we manufacture other technologies and products for sale, including:

•	specialized burner management systems intended for use in specific firetube vessels (e.g. incinerators);

•	valve train products, including valves, gauges, and installation products; and

•	miscellaneous componentry such as:

o	solar-power generation kits,

o	add-on cards to expand the functionality of a given system, and

o	a proprietary airplate that meters secondary airflow to the burner, allowing for more optimized combustion and reduced emissions.

We continually assess market needs and look for opportunities to provide quality solutions to the oil and gas producing companies we serve.  Upon identifying a potential market need, we begin researching the market and developing products that might have feasibility for future sale.

Principal Markets and Distribution Methods

Initially we focused our sales efforts primarily in Western Canada.  Given our success in that market, we determined to expand our sales efforts to other markets, including the U.S. market.  Pursuant to our development strategy, we purchased office and warehouse space in Lindon, Utah in 2010 and opened an office in Houston, Texas in 2012 to serve our current and potential clients in those regions.  We have realized an increase in our U.S. sales during the 2013 fiscal year, and attribute this increase to a) increased sales people b) a growing network of sales contacts in the U.S. c) an increased ability to sell our products on economic merits, rather than regulatory pressures.  We anticipate continued sales growth in both Canadian and U.S. markets, but expect the latter will grow more quickly than the former.  We anticipate both markets will continue to present suitable demand for our products, although local environments, regulations, and needs will impact the product mixes that will prevail in individual markets.

Currently, we are looking to increase the scalability of our business model as we prepare to serve an expanding customer base with our growing product lines.  Recurring revenue models, sales through distributors, and other high-scale strategies could play a more significant role in revenue generation as we seek new levels of market penetration, revenue and net income.

In addition to our existing network of authorized distributors, which distribute through North America and Brazil, we are pursuing a number of additional distribution relationships in various countries, including Mexico and Russia (where we recently installed a test-system with a potential distributor).  We believe that by maintaining strong relationships with our current customers, consistently delivering exceptional products, and pursuing highly scalable revenue strategies, we will see continued—and increased—growth in year-over-year revenues.

Competition

Based on our experience, we believe most of the other companies in our industry are either small-sized service companies or product retailers who sell products but have limited service department to support their products.  In the U.S. market we are beginning to see several companies that are marketing related and somewhat similar products.  They include SureFire, Platinum, ACL and TitanLogix.  These competitors are focused regionally and tend to focus on areas close to their headquarters.  While we believe price is a significant component of competition within our industry, we believe the most important competitive factors are performance, quality, reliability, and durability.  To that end, we have primarily sought to create high-quality innovative products, then sought to constrain costs without comprising those primary characteristics.  We expect to continue to remain highly competitive in the industry.

We recognize that the oilfield services industry is highly competitive.  As this industry grows and matures we expect additional companies will seek to enter this market.  Many of these companies may be more highly capitalized, more experienced, more recognized or better situated to take advantage of market opportunities.

Sources and Availability of Raw Materials

We do not have contracts in place with the parties from whom we acquire the parts used to manufacture our products.  We believe, however, there are adequate alternative sources for the parts needed to manufacture our products available to us should they be needed.  In the past, we have not experienced any sudden or dramatic increase in the prices of the major parts or components for our systems.  Because many of the component parts we use are relatively low-priced, we do not anticipate that a sudden or dramatic increase in the price (or decrease in supply) of any particular part would have a material adverse effect on our results of operations or financial condition even if we were unable to increase our sale prices proportionate to any particular price increase.  If we experienced a significant increase in the cost of a significant number of the parts we use to build our systems, such could have a material adverse impact on our results of operations or financial condition until we are able to adjust our sales prices accordingly.

We contract with a third-party fabricator to manufacture our burner management and flare-ignition systems, specifically the Profire 2100, 1800 and 1300.  This has helped to improve manufacturing efficiencies.  Under the direction of our product engineers, the manufacturer is able to procure all electronic parts, specialty cases and components, and from those, assemble the complete system.  Using specialty equipment and processes provided by us, the system is tested on-site by the manufacturer and if the finished product is acceptable, it is shipped to us for distribution.  Orders to the manufacturer are typically made in increments of 500 to 1,000 systems.  Shipments are usually limited to 250 systems, so that in the event any one shipment is lost or damaged, inventory levels are not seriously impacted.  The entire process is typically completed within sixty days of receiving the purchase order.  While we have a contract in place with this manufacturer, should we lose its services, for whatever reason, we believe we inventory sufficient product to meet our customers’ needs in the event of short-term supply chain disruptions.  We also believe we have adequate alternative manufacturing sources available, that while such a loss might result in a temporary short-term disruption, we do not anticipate such would result in a materially adverse impact in our ability to meet demand for our products or results of operations, financial condition and cash flows for a significant period of time.  We periodically survey alternative manufacturing options to ensure that our current fabricator is competitive in price, manufacturing quality and fulfillment speed.

Dependence upon Major Customers

During the fiscal years ended March 31, 2013 and 2012, the following customers accounted for more than 10% of our total revenues:

	Year ended March 31,
Customer	2013	2012
Grit Industries/A-Fire Holdings Ltd.	10%	16%

Heating Solutions International Inc.	12%	22%

Pride of the Hills	10%	2%

Guest Controls	5%	12%

Often our customers, as is the case with Grit Industries Inc./A-Fire Holdings Ltd. and Heating Solutions International Inc., are contractors for large oil companies who specify the use of our equipment.  Often, our customers bid for the same jobs, so if one does not get the job, another likely will.  Regardless, of who wins the contract, if the oil company bidding out the job requires our equipment the winning bidder has to acquire the equipment from us.  Of course, the loss of any one or more of these major customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Patents, Trademarks and Other Intellectual Property

While we believe that the success of our business depends more on the technical competence, creativity and marketing abilities of our employees than on any individual patent, trademark, or copyright, as part of our ongoing research, development and manufacturing activities, we have pursued the acquisition of intellectual property for a number of our products.  Since April 2012, we have filed four provisional applications for patents on various product innovations.  Collectively, these applications could potentially yield up to ten different patents, though management will assess the strategic and financial value of each potential patent as the various intellectual properties are developed before applying for appropriate intellectual property protection.

The four applications we have filed thus far are intended to protect:

•	a secondary airplate that can dynamically meter air with a unique shuttering mechanism;

•	an improved coil housing and cover that help prevent arcing and protect the coil within the burner management system’s enclosure;

•	a mobile demonstration unit that safely stores and displays a functional burner management system for sales and demonstration purposes; and

•	certain valve-related technologies that are currently being developed.

Need for Governmental Approval of our Principal Products or Services

We are required to obtain certain safety certification/rating for our combustion management systems before they are released to the market.  We have received the appropriate CSA and UL certifications for our burner management systems.

Effects of Existing or Probable Governmental Regulation on our Business

As government and industry continue to heighten safety standards, demand for combustion safety controllers and management systems, such as those we produce, continues to grow.  The arena of mixing fire and gas is an area of obvious focus for safety regulators.  Governing bodies have historically been reticent to establish standards that were too demanding, as safety products and policing capabilities were not readily available.  More recently, however, regulators have begun enacting more stringent compliance and efficiency requirements.  We have always focused on providing products and services that exceed existing safety standards, therefore, we believe demand for our products will increase as regulators continue to tighten safety and efficiency standards in the industry.  In addition to satisfying regulatory and safety requirements, we believe oil and gas companies are beginning to recognize the significant increases in efficiency, safety and emission control gains that can be realized through the use of our burner management systems and related products.

While we believe our growth prospects to be strong in the existing regulatory environments, changes in the regulatory environment could materially impact our results of operations and financial condition.  For example, we believe there could be a dramatic increase in our sales if the U.S. were to adopt regulations that required the industry to use burner management products.  We believe that, historically, a significant portion of our Canadian sales have been attributable to such regulation in Canada, and we anticipate such regulatory pressures to continue in Canada.  Similarly, if the regulatory environment were to become less stringent, we could experience a significant decline in the demand for our products, which we would expect would materially adversely impact our results of operations and financial condition.  As of the date of this prospectus we are not aware of any pending or anticipated major regulatory changes in the near future.

Research and Development

We place strong emphasis on product-oriented research and development relating to the development of new or improved products and systems.  During the years ended March 31, 2013 and March 31, 2012 we spent $315,045 and $164,400, respectively, on research and development programs.  None of these research and development costs were borne by our customers pursuant to customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques.

Cost and Effects of Compliance with Federal, State and Local Environmental Laws

Our business is affected by local, provincial, state, federal and foreign laws and other regulations relating to the gas and electric safety standards and codes presently extant in the oil and gas industry, as well as laws and regulations relating to worker safety and potentially environmental protection.  We cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on us, our business or financial condition.

Additionally, our customers are affected by laws and regulations relating to the exploration for and production of natural resources such as oil and natural gas.  These regulations are subject to change and new regulations may curtail or eliminate customer activities in certain areas where we currently operate.  We cannot determine the extent to which new legislation may impact customer activity levels, and ultimately, the demand for our products and services.

During the fiscal year ended March 31, 2013 we did not incur material direct costs to comply with applicable environmental laws.  There can be no assurance, however, that this will continue to be the case in the future as environmental laws and regulations relating to the oil and natural gas industry are routinely subject to change.

Employees

As of December 10, 2013 we had a total of 65 employees, 60 of whom were full-time employees, including employees in the following areas:

•	13 sales,

•	6 engineering,

•	19 warehouse, purchasing and quality control,

•	6 service,

•	10 administrative,

•	6 management, and

•	3 executive.

In addition to these employees, we have also subcontracted with two individuals to provide us product service-related services.

Properties

Our principal executive offices are located at 321 South 1250 West, Suite 1, Lindon, Utah, where we own approximately 18,200 square feet of executive office and warehouse space. With some planned renovation we anticipate this facility will be suitable and adequate for our needs for at least the next twelve months. If the need arose, however, we believe we could secure additional space on acceptable terms.

We also have operational offices located at Bay 12, 55 Alberta Avenue, Spruce Grove, Alberta, Canada where we own approximately 16,000 square feet of office and warehouse space. We anticipate this facility will be suitable and adequate for our needs for the next twelve months. If the need arose, however, we believe we could secure additional space on acceptable terms.

Subsequent to the year end, we entered into a new lease to lease approximately 5,000 square feet of office and warehouse space located at 19407 Park Row, Suite 100, Houston, Texas 77403. The term of the lease on this space is through June 2016. Our monthly rent is $3,300. We anticipate this space will be suitable and adequate for our needs through the term of the lease. In addition to the execution of this new lease, we will pay for the final two months of the  1,250 square feet of office space we lease at 10900 Brittmore Park Drive, Suite C, Houston, Texas. The term of this lease runs through January 31, 2014. Our monthly rent on this space is $1,463.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in matters may arise from time to time that may harm our business.  As of the date of this prospectus,  management is not aware of any material pending legal, judicial or administrative proceedings to which the Company or any of its subsidiaries is a party or of which any properties of the Company or its subsidiaries is the subject.

MANAGEMENT

Directors and Officers

Our Board of Directors currently consists of six directors, three of whom are also officers of the Company.  There are no family relationships among any of our directors, officers or key employees.  The names of our directors, their ages and their respective business backgrounds are set forth below.

Name	Position(s) With the Company	Age	Director Since
Brenton W. Hatch	Chief Executive Officer, President and Chairman of the Board	63	2008
Harold Albert	Chief Operating Officer and Director	51	2008
Andrew Limpert	Chief Financial Officer and Director	44	2007
Daren Shaw	Director	56	2013
Ronald R. Spoehel	Director	56	2013
Arlen Crouch	Director	80	2013

Brenton W. Hatch.  Mr. Hatch became the Chief Executive Officer and President of Profire Energy, Inc., in October 2008 and has served as the Chairman of the Board of Directors since November 2008.  Mr. Hatch has been responsible for overseeing the day-to-day operations of the Company since October 2008.  Mr. Hatch co-founded the Company’s wholly-owned subsidiary, Profire Combustion, Inc. in 2002.  Since that time he has served as the Chief Executive Officer and General Manager of Profire Combustion and has been responsible for the day-to-day operations of Profire Combustion since its inception.  Prior to founding Profire Combustion, between 2001 and 2002 Mr. Hatch was a Management Consultant and General Manager of Titan Technologies, Inc., an oilfield service and distribution company in Edmonton, Alberta, Canada.  In this position, Mr. Hatch performed an in-depth analysis of the operations and management of all divisions of Titan Technologies.  Based on his analysis, Mr. Hatch implemented company-wide operational changes to improve company performance.  From 1989 to 2000 Mr. Hatch served as President and Chief Executive Officer of Keaton International, Inc., an educational services company based in Edmonton, Alberta, Canada.  Mr. Hatch managed all executive functions of the company and particularly focused on the development and management of the company’s educational services.  During his time at Keaton International, Mr. Hatch led corporate networking and marketing campaigns world-wide.  Mr. Hatch earned a Bachelor’s Degree in Education from the University of Alberta in 1974.  Mr. Hatch is not currently, nor has he in the past five years been, a nominee or director of any other SEC registrant or registered investment company.  We considered Mr. Hatch’s experience with the Company, as a founder and as the principal executive officer of Profire Combustion, and his previous management and operational oversight experience in concluding that he should serve as a director of the Company.

Harold Albert.  Mr. Albert became the Chief Operating Officer of Profire Energy, Inc. in October 2008 and a director of the Company in November 2008.  Since that time Mr. Albert has been responsible for research and development of new products and services as well as overseeing Company operations in Canada.  Mr. Albert co-founded Profire Combustion, Inc. in 2002.  He has served as the President and Chief Operating Officer of Profire Combustion since that time.  In this capacity Mr. Albert is responsible for research and development of new products and services and overseeing operations.  Prior to founding Profire Combustion, Mr. Albert worked in the oil services industry for Titan Technologies, Inc. from 1996 to 2002.  During that time Mr. Albert served as an Associate Manager overseeing the company’s burner division.  From 1993 to 1996 Mr. Albert was employed with Natco Canada doing start up and commissioning of oil and gas facilities in both Canada and Russia.  Mr. Albert is not, nor has he in the past five years been, a nominee or director of any other SEC registrant or registered investment company.  We considered Mr. Albert’s experience with the Company, as a founder and principal operating officer of Profire Combustion and his previous management and operational experience in concluding that he should serve on the Company’s Board of Directors.

Andrew Limpert.  Mr. Limpert graduated from the University of Utah with a Bachelors of Science degree in Finance in 1994.  He earned a Masters of Business Administration with an emphasis in Finance from Westminster College in 1998.  Mr. Limpert joined the Company in November 2007 and has served as an executive officer and director of the Company since that time.  As Chief Financial Officer, Mr. Limpert is responsible for strategic financial and business planning, business expansion and financial reporting.  From 1998 to 2008, Mr. Limpert was employed with an advisory firm providing strategic and financial advice for several investment banks.  For the past 15 years he has founded, consulted on and funded numerous businesses in the private and public arenas.  In 2007 he became the chairman of the Board of Directors of Nine Mile Software Inc., a rebalancing and mutual fund trading software developer.  Nine Mile Software became an SEC registrant during 2008.  He resigned as Chairman of Nine Mile in April 2011.  During the past five years Mr. Limpert has served as a director and interim CEO of Ohr Pharmaceutical Inc., a New York based biotech incubator.  Ohr Pharmaceutical is also an SEC registrant.  Mr. Limpert resigned as an officer and director of Ohr Pharmaceutical in April 2010.  Mr. Limpert also serves on the Board of Directors of several non-profit organizations working in the areas of substance recovery and fitness and sports for youth, the Utah County Chamber of Commerce and the Bill & Vieve Gore School of Business at Westminster College.  Mr. Limpert is not, nor has he in the past five years been, a nominee or director of any registered investment company.  We considered Mr. Limpert’s extensive investment experience and his related finance and educational background in concluding that he should serve on the Company’s Board of Directors.

Daren Shaw.  Mr. Shaw has served for more than 25 years in leadership capacities with several financial services firms.  Mr. Shaw currently serves as a Managing Director of Investment Banking at D.A. Davidson & Co., a middle-market full-service investment banking and brokerage firm.  During his term as Managing Director at D.A. Davidson & Co., Mr. Shaw has served on the Senior Management Committee and Board of Directors and as the lead investment banker in a wide variety of transactions including public stock offerings, private placements, and mergers and acquisitions.  Mr. Shaw joined D.A. Davidson & Co., in 1997.  Mr. Shaw also served for 12 years with Pacific Crest Securities (formerly known as Gallagher Capital Corp.), in various roles, including Managing Director.  Since 2012, Mr. Shaw has served as a member of the Board of Directors of The Ensign Group, Inc., a provider of skilled nursing and rehabilitative care services with more than 100 facilities located in 11 states.  He currently serves as Chairman of The Ensign Group’s audit committee and also serves on The Ensign Group’s nominating and corporate governance, compensation, and special investigation committees.  The Ensign Group is an SEC registrant.  Mr. Shaw has also served as a member of the Board of Directors of Agri-Services, Inc., an agricultural equipment dealer based in Twin Falls, Idaho, since 2010, and as a member of the Board of Directors of Cadet Manufacturing, a zonal electric heater manufacturer based in Vancouver, Washington, since 2005.  Mr. Shaw is 56 years old.  We considered Mr. Shaw's extensive experience and leadership in the financial services industry and on the boards of directors of public and private companies in determining that he should serve as a director of the Company.

Ronald R. Spoehel .  Mr. Spoehel is a private investor with over 30 years of board, executive management, and investment banking experience, from Fortune 500 to technology startups.  From 2007 to 2009, he served as the Presidentially-appointed Senate-confirmed Chief Financial Officer of the National Aeronautics and Space Administration. Prior to NASA, Mr. Spoehel served as an executive officer in various general management positions and on the Boards of Directors in public and private operating companies.  Among various companies with worldwide operations, he has served as EVP-CFO and on the Boards of ManTech International (NASDAQ:MANT) and ICx Technologies, Inc.; as VP-Corporate Development of Harris Corporation (NYSE:HRS); and, as CEO and on the Board of Optinel Systems.  Mr. Spoehel began his career as an investment banker for ten years primarily focused on energy and technology sectors.   Mr. Spoehel is an honors graduate of the University of Pennsylvania, where he received his Bachelor of Science degree in economics and MBA from the Wharton School and his Master of Science degree in engineering from the Moore School of Electrical Engineering.  We considered Mr. Spoehel’s extensive experience and leadership in the energy and technology sectors and on the boards of directors of public and private companies in determining that he should serve as a director of the Company.

 Arlen Crouch.  Mr. Crouch served as President and CEO of Franklin Quest Co., now FranklinCovey Co. (NYSE:FC), where he played a key role in the Company’s IPO and listing on the NYSE. Prior to his appointment as President and CEO, he served in a variety of senior management roles including COO and Executive VP. At the time Mr. Crouch stepped down in 1997 to serve a three-year assignment in Washington DC for the LDS Church, the Company had a market capitalization in excess of $500 million. Previously he served as a First Vice President and Regional Director of Merrill Lynch & Co., Inc., with responsibilities for retail operations in the Southern California region. Mr. Crouch has also served as Chair of the Salt Lake Chamber of Commerce.  We considered Mr. Crouch's extensive management experiences as well as his experience and leadership in the financial services industry in determining that he should serve as a director of the Company.

Involvement in Certain Legal Proceedings

As discussed in previous company reports, during 2012 Mr. Limpert entered into a settlement agreement with the Commission in connection with administrative proceedings commenced against him in 2011 for alleged events occurring between 2004 and 2008.   After a comprehensive investigation and full cooperation with the Commission, Mr. Limpert, based on the advice of his private SEC counsel, believed the settlement was in his best interest under the circumstances.  While not admitting to or denying the Commission’s findings, Mr. Limpert consented to disgorgement, penalties and interest for certain fees earned.  The penalties assessed were within the lowest tier statutorily allowed.  Mr. Limpert also agreed not to engage in violations of U.S. securities laws and to be temporarily barred from certain specific activities such as association or employment with any broker, dealer, investment adviser, investment company, etc., and from participating in an offering of penny stock as an unrelated collateral bar.  The settlement agreement provides that Mr. Limpert may reapply for licensure for any of the above after one calendar year, subject to compliance with the terms and conditions set out in the settlement agreement.  None of the violations alleged against Mr. Limpert related to his involvement with the Company.

The Board of Directors believes Mr. Limpert continues to be capable to serve on the Company’s Board of Directors and as the Company’s CFO, which entails the following responsibilities:

•	managing corporate financial controls, forecasts and reporting,

•	overseeing financial and feasibility analyses of all material projects, especially in entering new regions and making significant personnel decisions,

•	overseeing the materials, timing, and execution of corporate communication

•	overseeing engagements and communication with the financial community (e.g. shareholders, brokers, fund managers, etc.),

•	managing corporate sales strategies,

•	identifying and engaging experienced personnel who could potentially enhance the company’s Board of Directors, and

•	other responsibilities, as assigned by the CEO or Board of Directors.

Mr. Limpert has been an integral part of the Company’s creation of value and is an asset to the Company’s ongoing development. The Board of Directors sees the aforementioned as an unrelated incident to the Company.

EXECUTIVE COMPENSATION

The following table presents compensation information for our last two years for our principal executive officer and our other executive officers.  These individuals are referred to herein as “named executive officers.”

Summary Compensation Table

				Long-Term Compensation
		Annual Compensation(1)		Awards		Other
	Year	Salary	Bonus / Commission	Restricted Stock Awards	Securities Underlying Options	All Other Compensation	Total
Brenton W. Hatch	2013	$202,539	$149,850	$0	$0	$25,200	$377,589
CEO and Director	2012	208,858	150,000	0	0	22,800	381,658

Andrew Limpert	2013	$168,000	$40,000	$0	$0	$16,800	$224,800
CFO and Director	2012	168,000	40,000	0	0	16,800	224,800

Harold Albert	2013	$203,795	$149,850	$0	$0	$34,066	$387,711
COO and Director	2012	204,000	151,125	0	0	30,338	385,463

Breakdown of All Other Compensation

Name	Year	Vehicle Allowance, Fuel, Maintenance and Related Costs	Cell Phone Expenses	Medical Insurance Premiums
Brenton W. Hatch	2013	$9,600	$3,600	$12,000
	2012	$9,600	$6,300	$12,000

Andrew Limpert	2013		$ -	$7,200
	2012		$ -	$7,200

Harold Albert	2013	$20,379	$3,669	$10,018
	2012	$24,853	$ -	$5,484

For the fiscal year ended March 31, 2013, we did not have a standing compensation committee, rather our Chief Executive Officer (“CEO”) evaluated officer and employee compensation issues subject to the approval of our Board of Directors.  Our CEO made recommendations to the Board of Directors as to employee benefit programs and officer and employee compensation.  In the past, our CEO has made recommendations to the Board of Directors regarding his own compensation and we had no policy prohibiting the CEO from doing so.

Salary

Salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers.  The salary for each named executive officer is typically set at the time the individual is hired based on the factors discussed in the preceding sentence and the negotiation process between the Company and the named executive officer.  Thereafter, changes to annual salary, if any, are determined based on several factors, including evaluation of performance, anticipated financial performance, economic condition and local market and labor conditions.  During the 2013 fiscal year, the employment agreements of Mr. Hatch, Mr. Albert and Mr. Limpert provided for a full-time monthly salary of $17,000 per month.  During fiscal 2013, Mr. Limpert was not employed by the Company on a full-time basis.  His salary was adjusted to reflect the amount of time dedicated to his employment with the Company.  As discussed in more detail below under the heading “Employment Agreements” in June 2013 the Company executed new employment agreements with Messrs. Hatch, Albert and Limpert, retroactive to May 1, 2013.  The new employment agreements provide that Messrs. Hatch and Albert will each receive an annual salary of $270,000 per year and Mr. Limpert will receive an annual salary of $240,000 per year. These salaries may be adjusted upward by the Company’s Board of Directors at their discretion.

Bonuses

We may also make cash awards to our named executive officers and employees that are not part of any pre-established, performance-based criteria.  Awards of this type are completely discretionary and subjectively determined by our Board of Directors at the time they are awarded.  In the event this type of cash award is made, it is reflected in the “Summary Compensation Table” under a separate column entitled “Bonus.”  During the 2013 fiscal year, the Board of Directors, of its own discretion, awarded bonuses of $149,850 to Mr. Hatch, $149,850 to Mr. Albert and $40,000 to Mr. Limpert.  The bonuses were not awarded pursuant to any pre-established, performance-based criteria set by the Board of Directors.  Rather, the bonuses were awarded in recognition of the efforts of the named executive officers for revenue expansion, leadership and product innovation.  The Company was under no obligation to award the cash bonuses and is under no obligation to award future cash bonuses.

Employer Benefit Plans

At the current time, we do not provide any retirement, pension, or other benefit plans to our named executive officers; however, the Board of Directors may adopt plans as it deems reasonable under the circumstances.

Outstanding Equity Awards at March 31, 2013

None of our named executive officers held outstanding equity awards at March 31, 2013.

Director Compensation

During the fiscal year ended March 31, 2013, each of our directors was also a named executive officer and employee of the Company.  All compensation earned by Messrs. Hatch, Albert and Limpert was compensation for services rendered in their capacity as employees of the Company.  They received no compensation for serving on our Board of Directors during the 2013 or 2012 fiscal years.  Subsequent to March 31, 2013, Mr. Daren Shaw, Mr. Ronald R. Spoehel and Mr. Arlen Couch joined our Board of Directors.  We currently pay them a fee of $2,000 per month and an annual stock option grant of 100,000 shares.

Employment Agreements

We entered into employment agreements with Mr. Hatch and Mr. Albert in November 2008, and with Mr. Limpert in January 2009.  These employment agreements provided for an initial employment term of three calendar years from the date of the agreements.  With the expiration of the initial term, the agreements were self-renewing for additional one-year periods for ten years unless terminated in accordance with the terms of the agreements.

Subsequent to the fiscal year end on June 28, 2013, we executed new employment agreements with Messrs. Hatch, Albert and Limpert (the “new employment agreements”), which were retroactively effective to May 1, 2013.  Except as disclosed herein, the terms and conditions of the new employment agreements are not materially different than the employment agreements we previously had in place with Messrs. Hatch, Albert and Limpert (the “old employment agreements”).

As with the old employment agreement, the new employment agreements of Mr. Hatch and Mr. Albert provide that they will devote, on a full-time basis, their best ability and talents to the business of the Company.  The agreements prohibit the individuals from providing consulting services or accepting employment with any other party unless pre-approved by the Company.  Mr. Limpert’s old employment agreement provided that he would initially be employed on a part-time, as needed basis.  The new employment agreement of Mr. Limpert provides for full-time employment under the same terms and obligations and Messrs. Hatch and Albert.

Under the old employment agreements, in addition to a monthly salary, Messrs. Hatch, Albert and Limpert were entitled to reimbursement of all reasonable and necessary out-of-pocket personal expenses up to $3,000 per month for Mr. Hatch and Mr. Albert and up to $2,000 per month for Mr. Limpert.  Expense items exceeding these limits were required to receive Company approval.  The old employment agreements provided for an $800 per month auto allowance for Messrs. Hatch, Albert and Limpert and that they would each be entitled to equal treatment with other principal officers of the Company with regard to medical and dental plans and benefits, retirement or similar plans, life insurance, sick leave, vacation or disability.  Under the old employment agreements the Company was to provide $1,000 per month for health/dental premiums and $1,000 per month matching retirement benefits when the Company establishes such a plan.

The new employment agreements provide that Messrs. Hatch, Albert and Limpert are entitled to:

•	an automobile allowance to $1,200 per month;

•
payment of or reimbursement for certain reasonable and necessary out-of-pocket expenses incurred in the performance of their duties, as detailed in the new employment agreements, subject to presentment of appropriate vouchers or receipts;

•	a $2,000 per month personal allowance;

•	payment of the employee’s medical and dental insurance premiums; and

•	four weeks of paid vacation or leave time each year.

The new employment agreements also allow the Board to consider the award of a year-end annual cash bonus based on performance.  No specific performance criteria are set forth in the employment agreements.

As with the old employment agreements, the new employment agreements contain confidentiality, non-disclosure, non-compete, non-solicitation, information return and intellectual property assignment provisions.

Change in Control Agreements and Severance Payments

Both the old and new employment agreements of Messrs. Hatch, Albert and Limpert contain provisions for payment in the event of termination of employment.  Under the new employment agreements, Messrs. Hatch, Albert or Limpert are entitled to the following payments in the event of termination of employment:

•
Without cause.  The employee may be terminated without cause by the Company at any time, but with 90 days prior written notice.  If terminated without cause, the Company shall pay the employee, as a severance allowance, his then current monthly base salary, and health and other benefits for the two-week period following the month of termination and including the month in which notice of termination occurs if employed for a continuous period of six months or more.

•
For cause upon prior written notice.  If terminated for cause the individual shall be entitled to receive his then current monthly base salary and any employee rights or compensation which would vest in the month of termination pro-rated through the date of termination but off-set by any amounts which have been appropriated or wrongfully taken by the employee or which arise out of damages to the Company through the errors or omissions of the employee.

•
By resignation.  If the employee resigns, he shall be entitled to receive his current monthly base salary and any other compensation or right which would vest in the month the resignation becomes effective, pro-rated to the date of last service.  In the event of a resignation, employment shall terminate on the earlier of, 30 days following the written submission of resignation or the date the resignation is accepted by the Company.

•
For disability or death.  The Company shall have the option to terminate the employment agreement should the employee no longer be able to perform his essential functions.  In the event of termination for death or disability the employee shall be entitled to the same compensation and benefits as if the agreement had been terminated without cause.

We do not have agreements, plans or arrangements, written or unwritten, with any of Messrs. Hatch, Albert or Limpert that would provide for payments or other benefits to any of them in the event of a change in control of the Company or a change in their responsibilities following a change in control of the Company.

Securities Authorized for Issuance under Equity Compensation Plans

As of March 31, 2013 the following securities were authorized for issuance under equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in columns (a)) (c)
Equity compensation plans approved by security holders	1,805,000(1)	$0.74	2,650,000
Equity compensation plans not approved by security holders	-0-	n/a	-0-
Total	1,805,000	$0.74	2,650,000

(1) Includes outstanding options to purchase an aggregate of 410,000 shares of our common stock granted pursuant to The Flooring Zone, Inc. 2003 Stock Incentive Plan (“2003 Plan”) and outstanding options to purchase an aggregate of 1,395,000 shares our common stock granted pursuant to the Profire Energy, Inc. 2010 Equity Incentive Plan (“2010 Plan”.)

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of December 12, 2013 the name and the number of shares of our common stock, par value of $0.001 per share, held of record or beneficially by each person who held of record, or was known by us to own beneficially, more than 5% of the 47,829,276 issued and outstanding shares of our common stock, and the name and shareholdings of each director and officer and of all officers and directors as group.

Name of Person or Group	Type of Security	Number of Shares Beneficially Owned	Percent of Class
Brenton W. Hatch 321 South 1250 West, Suite 1 Lindon, Utah 84042	Common	15,450,000	32.3%
Harold Albert Bay 12, 55 Alberta Ave. Spruce Grove, Alberta, Canada T7X 3A6	Common	15,325,000	32.0%
Daren J. Shaw(1) 321 South 1250 West, Suite 1 Lindon, UT 84042	Common	50,000	*
Ronald R. Spoehel(1) 321 South 1250 West, Suite 1 Lindon, UT 84042	Common	50,000	*
Arlen B. Crouch(1) 321 South 1250 West, Suite 1 Lindon, UT 84042	Common	50,000	*
Andrew Limpert 321 South 1250 West, Suite 1 Lindon, UT 84042	Common	3,231,937	6.8%
Shelly Nichol & Timothy Paul Nichol Bay 12, 55 Alberta Ave. Spruce Grove, Alberta, Canada T7X 3A6	Common	3,009,226	6.3%
All executive officers and directors as a group (6 persons)	Common	34,156,937	71.5%

*  Less than one percent
(1) Includes 50,000 stock options that are currently exercisable within 90 days after December 12, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Related Party Transactions

On September 30, 2008 The Flooring Zone, Inc. entered into an Acquisition Agreement among The Flooring Zone, Inc. and Profire Combustion, Inc. and the shareholders of Profire Combustion, Inc., and the transaction closed on October 9, 2008.

Pursuant to the terms and conditions of the Acquisition Agreement, 35,000,000 shares of restricted common stock of the Flooring Zone, Inc. (the “Flooring Zone”) were issued to the three shareholders of Profire Combustion, Inc., Brent Hatch, Harold Albert and Andrew Limpert in exchange for all of the issued and outstanding shares of Profire Combustion, Inc. As a result of the transaction, Profire became a wholly-owned subsidiary of Flooring Zone, which subsequently changed its name to Profire Energy, Inc.

Director Independence

The Board has determined that three of our current directors would qualify as an independent director as that term is defined in the listing standards of The Nasdaq Stock Market if we were listed on The Nasdaq Stock Market.  Those three directors are Daren Shaw, Arlen Crouch and Ronald R. Spoehel.

LEGAL MATTERS

The validity of the common stock to be sold by the selling stockholders has been passed on for us by Dorsey & Whitney LLP, Salt Lake City, Utah.

EXPERTS

The consolidated financial statements of Profire Energy, Inc. at March 31, 2013 and 2012, and for each of the years then ended, appearing in this prospectus have been audited by Sadler, Gibb and Associates, LLC, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract, agreement or other document are summaries of the material terms of that contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed or incorporated by reference as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

We file periodic reports and other information with the SEC. Such periodic reports and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at http://www.profireenergy.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information and other content contained on our website are not part of the prospectus.

PROFIRE ENERGY, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Profire Energy, Inc.

We have audited the accompanying consolidated balance sheets of Profire Energy, Inc. as of March 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Profire Energy, Inc. as of March 31, 2013 and 2012, and the results of their operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, UT
July 1, 2013

PROFIRE ENERGY, INC. AND SUBSIDIARY
Consolidated Balance Sheets

	March 31,	March 31,
	2013	2012

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$808,772	$1,914,877
Accounts receivable, net	5,879,165	4,236,240
Marketable securities-available for sale	-	840
Inventories	3,463,614	1,968,740
Deferred tax asset	-	12,569
Prepaid expenses	1,967	10,202

Total Current Assets	10,153,518	8,143,468

PROPERTY AND EQUIPMENT, net	2,232,355	1,982,290

TOTAL ASSETS	$12,385,873	$10,125,758

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$1,499,330	$645,215
Accrued liabilities	189,489	251,137
Deferred income tax liability	72,857	-
Income taxes payable	161,550	597,830

Total Current Liabilities	1,923,226	1,494,182

TOTAL LIABILITIES	1,923,226	1,494,182

STOCKHOLDERS' EQUITY

Preferred shares: $0.001 par value,
10,000,000 shares authorized: no shares
issued and outstanding	-	-
Common shares: $0.001 par value,
100,000,000 shares authorized: 45,250,000 and 45,000,000
shares issued and outstanding, respectively	45,250	45,000
Additional paid-in capital	585,735	74,343
Accumulated other comprehensive income	371,466	484,692
Retained earnings	9,460,196	8,027,541

Total Stockholders' Equity	10,462,647	8,631,576

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,385,873	$10,125,758

The accompanying notes are a integral part of these consolidated financials statements.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Consolidated Statements of Operations and Other Comprehensive Income

	For the Years Ended
	March 31,
	2013	2012
REVENUES
Sales of goods, net	$15,740,546	$14,875,652
Sales of services, net	1,146,721	1,049,561
Total Revenues	16,887,267	15,925,213

COST OF SALES
Cost of goods sold	7,034,703	6,170,073
Cost of goods sold-services	1,043,294	717,796
Total Cost of Goods Sold	8,077,997	6,887,869

GROSS PROFIT	8,809,270	9,037,344

OPERATING EXPENSES
General and administrative expenses	3,798,075	2,752,451
Payroll expenses	2,656,762	1,757,855
Loss on sale of fixed assets	13,936	-
Depreciation expense	195,070	159,421

Total Operating Expenses	6,649,907	4,669,727

INCOME FROM OPERATIONS	2,159,363	4,367,617

OTHER INCOME (EXPENSE)
Interest expense	-	(20,370)
Permanent impairment of available for sale securities	(8,438)	-
Rental income	629	3,600
Interest income	25,942	375

Total Other Income (Expense)	4,197	(16,395)

NET INCOME BEFORE INCOME TAXES	2,163,560	4,351,222

INCOME TAX EXPENSE	730,905	1,163,451

NET INCOME	$1,432,655	$3,187,771

OTHER COMPREHENSIVE INCOME
UNREALIZED HOLDING LOSS
ON AVALIABLE FOR SALE SECURITIES	$-	$(2,445)
LESS: RECLASSIFICATION ADJUSTMENT FOR
NET LOSS INCLUDED IN NET INCOME	8,438	-
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(121,664)	(147,061)

TOTAL COMPREHENSIVE INCOME	$1,319,429	$3,038,265

BASIC EARNINGS PER SHARE	$0.03	$0.07

FULLY DILUTED EARNINGS PER SHARE	$0.03	$0.07

BASIC WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	45,109,767	45,000,000
FULLY DILUTED WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	45,371,956	45,218,238

The accompanying notes are a integral part of these consolidated financials statements.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity

			Additional	Other		Total
	Common Stock		Paid-In	Comprehensive	Retained	Stockholders'
	Shares	Amount	Capital	Income	Earnings	Equity

Balance, March 31, 2011	45,000,000	$45,000	$(6,187)	$634,198	$4,839,770	$5,512,781

Fair value of options vested	-	-	80,530	-	-	80,530

Unrealized holding losses on
available for sale securities	-	-	-	(2,445)	-	(2,445)

Foreign currency translation	-	-	-	(147,061)	-	(147,061)

Net Income for the year
ended March 31, 2012	-	-	-	-	3,187,771	3,187,771

Balance, March 31, 2012	45,000,000	45,000	74,343	484,692	8,027,541	8,631,576

Fair value of options vested	-	-	166,187	-	-	166,187

Stock issued for services	250,000	250	345,205	-	-	345,455

Reclassification for net loss
included in net income	-	-	-	8,438	-	8,438

Foreign currency translation adjustment	-	-	-	(121,664)	-	(121,664)

Net Income for the year
ended March 31, 2013	-	-	-	-	1,432,655	1,432,655

Balance, March 31, 2013	45,250,000	$45,250	$585,735	$371,466	$9,460,196	$10,462,647

The accompanying notes are a integral part of these consolidated financials statements.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

	For the Years Ended
	March 31,
	2013	2012
OPERATING ACTIVITIES

Net Income	$1,432,655	$3,187,771
Adjustments to reconcile net income to
net cash used in operating activities:
Depreciation expense	243,838	198,707
Loss on sale of equipment	13,936	-
Bad debt expense	69,975	46,203
Stock issued for services	345,455	-
Stock options issued for services	166,187	80,530
Changes in operating assets and liabilities:
Changes in accounts receivable	(1,494,660)	(2,049,959)
Changes in deferred tax asset	12,569	-
Changes in inventories	(1,528.107)	(703,223)
Changes in prepaid expenses	8,218	(9,341)
Changes in accounts payable and accrued liabilities	736,341	498,981
Changes in income taxes payable	(376,999)	354,466

Net Cash Provided by (Used in) Operating Activities	(370,592)	1,604,135

INVESTING ACTIVITIES
Proceeds from sale of equipment	13,770	-
Purchase of fixed assets	(550,622)	(1,487,628)

Net Cash Used in Investing Activities	(536,852)	(1,487,628)

FINANCING ACTIVITIES	-	-

Effect of exchange rate changes on cash	(198,661)	108,984

NET INCREASE (DECREASE) IN CASH	(1,106,105)	225,491
CASH AT BEGINNING OF YEAR	1,914,877	1,689,386

CASH AT END OF YEAR	$808,772	$1,914,877

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:

Interest	$-	$20,370
Income taxes	$294,625	$703,622

The accompanying notes are an integral part of these consolidated financial statements.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2013 and 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Profire Energy, Inc. and Subsidiary (“the Company”) is presented to assist in understanding the Company’s financial statements. The Company’s accounting policies conform to accounting principles generally accepted in the United States of America (US GAAP). On September 30, 2008, The Flooring Zone, Inc. (“the Parent”) entered into an Acquisition Agreement with Profire Combustion, Inc. and the Shareholders of Profire Combustion, Inc. (“the Subsidiary”), subject to customary closing conditions. All conditions for closing were satisfied or waived and the transaction closed on October 9, 2008.

Pursuant to the terms and conditions of the Acquisition Agreement, 35,000,000 shares of restricted common stock of the Company were issued to the three shareholders of Profire Combustion, Inc., in exchange for all of the issued and outstanding shares of the Subsidiary. As a result of the transaction, Profire Combustion, Inc. became a wholly-owned subsidiary of the Parent and the shareholders of the Subsidiary became the controlling shareholders of the Company. For accounting purposes, the Subsidiary is considered the accounting acquirer, and the historical Balance Sheets, Statements of Operations and Other Comprehensive Income, and Statement of Cash Flow of the Subsidiary are presented as those of the Company. The historical equity information is that of Profire Combustion, Inc., the accounting acquiree. The recapitalization required pursuant to this merger resulted in a negative additional paid-in capital balance.

Organization and Line of Business

The Parent was incorporated on May 5, 2003 in the State of Nevada. The Subsidiary was incorporated on March 6, 2002 in the province of Alberta, Canada.

The Company provides products and services for burners and heaters for the oil and gas extraction industry in the Canadian and US markets.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reportable amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Principles of Consolidation

The consolidated financial statements include our wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

Basic and Diluted Earnings Per Share

The computation of basic earnings per share of common stock is based on the weighted average number of shares outstanding during the periods presented using the treasury stock method. The computation of fully diluted earnings per share includes common stock equivalents outstanding at the balance sheet date. The Company had 267,135 and 218,238 stock options included in the fully diluted earnings per share as of March 31, 2013 and 2012 respectively. Basic earnings per share for the years ended March 31, 2013 and 2012 are as follows:

PROFIRE ENERGY, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2013 and 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	For the Years Ended March 31,
	2013	2012
Net income applicable to common shareholders	$1,432,655	$3,187,771
Weighted average basic shares outstanding	45,109,767	45,000,000
Weighted average fully diluted shares outstanding	43,371,956	45,218,238
Basic earnings per share	$0.03	$0.07
Fully diluted earnings per share	$0.03	$0.07
Foreign Currency and Comprehensive Income

The Company’s functional currency is the Canadian Dollar (CAD). The financial statements of the Company were translated to U.S. Dollars (USD) using year-end exchange rates for the balance sheet, and average exchange rates for the statements of operations. Equity transactions were translated using historical rates. The period-end exchange rates of 0.982898 and 1.00274 were used to convert the Company’s March 31, 2013 and 2012 balance sheets, respectively, and the statements of operations used weighted average rates of 0.982898 and 1.0075 for the years ended March 31, 2013 and 2012, respectively. All amounts in the financial statements and footnotes are presumed to be stated in USD, unless otherwise identified. Foreign currency translation gains or losses as a result of fluctuations in the exchange rates are reflected in the Statement of Operations and Comprehensive Income.

Accounting Method and Fiscal Year

The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on March 31.

Fair Value of Financial Instruments
The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2013 and 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Cash and Cash Equivalents
For purposes of the statement of cash flows, cash and cash equivalents include cash and all debt securities with an original maturity of 90 days or less. As of March 31, 2013 and 2012, cash and cash equivalents totaled $808,772 and $1,914,877, respectively. These deposits were insured by insurance accounts held by the Company’s banks guaranteed by the Province of Alberta, Canada and the FDIC.

Accounts Receivable

Receivables from the sale of goods and services are stated at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts. The allowance is calculated based on past collectability and customer relationships. The Company recorded an allowance for doubtful accounts of $133,974 and $65,110 as of March 31, 2013 and 2012, respectively.

Inventories

In accordance with ARB No. 43 “Inventory Pricing,” the Company’s inventory is valued at the lower of cost (the purchase price, including additional fees) or market based on using the entire value of inventory. Inventories are determined based on the average cost basis. Inventory consists of finished goods held for sale. As of March 31 inventories consisted of the following:

	March 31, 2013	March 31, 2012
Raw materials	$-	$-
Finished goods	3,553,140	2,026,108
Work in process	-	-
Subtotal	3,553,140	2,026,108
Reserve for obsolescence	(89,526)	(57,368)
Total	$3,463,614	$1,968,740

Marketable Securities

The Company reports its investments in marketable securities under the provisions of ASC 320, Investments in Debt and Equity Securities. All the Company’s marketable securities are classified as “available for sale” securities, as the market value of the securities are readily determinable and the Company’s intention upon obtaining the securities was neither to sell them in the short term nor to hold them to maturity. Pursuant to ASC 320, securities which are classified as “available for sale” are recorded on the Company’s balance sheet at fair market value, with the resulting unrealized holding gains and losses excluded from earnings and reported as other comprehensive income until realized.

The Company evaluates securities for other-than-temporary impairment at least on a yearly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to the length of time and amount of the loss relative to cost, the nature and financial condition of the issuer and the ability and intent of the Company to hold the investment for a time sufficient to allow any anticipated recovery in fair value. Pursuant to ASC 320-5, other than temporary impairment losses are recorded as impairment expense in the statement of operations during the period in which the impairment is determined. The Company recognized other-than-temporary impairment to marketable securities in the amount of $8,438 and $-0- during the years ended March 31, 2013 and 2012, respectively.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2013 and 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Long-Lived Assets

We periodically review the carrying amount of our long-lived assets for impairment. An asset is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not considered recoverable, the asset is adjusted to its fair value. Fair value is generally determined based on discounted future cash flow. There were no impairments of long-lived assets during the years ended March 31, 2013 and 2012.

Revenue Recognition

The Company records sales when a firm sales agreement is in place, delivery has occurred or services have been rendered, and collectability of the fixed or determinable sales price is reasonably assured. If customer acceptance of products is not assured, the Company records sales only upon formal customer acceptance.
Cost of Sales

The Company includes product costs (i.e. material, direct labor and overhead costs), shipping and handling expense, production-related depreciation expense and product license agreement expense in cost of sales.
Advertising Costs

The Company classifies expenses for advertising as general and administrative expenses. The Company incurred advertising costs of $98,222 and $29,210 during the years ended March 31, 2013 and 2012, respectively.

Stock-Based Compensation

The Company follows the provisions of ASC 718, “Share-Based Payment.” which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company uses the Black-Scholes pricing model for determining the fair value of stock based compensation.
Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Sales to the Company’s four largest customers approximated 37% and 52% of total sales for the years ended March 31, 2013, and 2012, respectively.
Income Taxes

The Parent is subject to US income taxes on a stand-alone basis. The Parent and its Subsidiary file separate stand-alone tax returns in each jurisdiction in which they operate. The Subsidiary is a corporation operating in Canada and is subject to Canadian income taxes on its stand-alone taxable income. The effective rates of income tax are 35.7% and 27.6% for the years ended March 31, 2013 and 2012, respectively.

The Company utilizes an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the basis of assets and liabilities as reported for financial statement and income tax purposes. Deferred income taxes reflect the tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of certain deferred tax assets is dependent upon future earnings, if any. The Company makes estimates and judgments in determining the need for a provision for income taxes, including the estimation of our taxable income for each full fiscal year.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2013 and 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Research and Development

All costs associated with research and development are expensed when incurred. Costs incurred for research and development were $315,045 and $164,400 for the years ended March 31, 2013 and 2012 respectively.

Shipping and Handling Fees and Costs

The Company records all amounts billed to customers related to shipping and handling fees as revenue. The Company classifies expenses for shipping and handling costs as cost of goods sold. The Company incurred shipping and handling costs of $299,864 and $189,611 during the years ended March 31, 2013 and 2012, respectively.
Comprehensive Income

Comprehensive income includes net income as currently reported by the Company adjusted for other comprehensive items. Other comprehensive items for the Company consist of foreign currency translation gains and losses and unrealized holding gains and losses on available for sale securities.

Recent Accounting Pronouncements

The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation on property and equipment is computed using the diminishing balance method over the estimated useful lives of the assets. The estimated useful lives of the assets are as follows:

Assets	Estimated useful life
Furniture and fixtures	5 Years
Machinery and equipment	5 Years
Buildings	25 Years
Vehicles	3 Years
Computers	3 Years

Property and equipment consisted of the following as of March 31, 2013 and 2012:

	2013	2012
Office Furniture and Equipment	$360,008	$258,127
Service and Shop Equipment	391,780	314,875
Vehicles	431,255	251,107
Land and Buildings	1,760,247	1,721,564
Total Property and Equipment	2,943,290	2,545,673
Accumulated Depreciation	(710,935)	(563,383)
Net Property and Equipment	$2,232,355	$1,982,290

PROFIRE ENERGY, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2013 and 2012

NOTE 2 – PROPERTY AND EQUIPMENT (CONTINUED)
Depreciation expense for the years ended March 31, 2013 and 2012 are as follows:

	Years Ended March 31,
	2013	2012
Cost of goods sold	$48,768	$39,286
General and administrative	195,070	159,421
Total	$243,838	$198,707

NOTE 3 – STOCKHOLDERS’ EQUITY

The Company had the following $0.001 par value authorized stock:
Preferred Stock 10,000,000 shares.
Common Stock 100,000,000 shares.

During the year ended March 31, 2013, the Company issued 250,000 shares of its common stock for services valued at $345,455, the share were valued at the trading price on the date of issuance. As of March 31, 2013 and 2012, the Company had issued 45,250,000 and 45,000,000 shares of common stock, respectively.

NOTE 4 – PROVISION FOR INCOME TAXES

Reconciliation of US Federal/Canadian Statutory Income Tax Rate to Effective Income Tax Rate:

	March 31, 2013	March 31, 2012
United States statutory income tax rate	35.0%	35.0%
Increase (decrease) in valuation allowance	0.6	(7.5)
Decrease in rate on income subject to Canadian income tax rates	-	-
Increase (decrease) in rate resulting from non-deductible expenses and deductible adjustments	0.1	0.1
	0.7	(7.4)
Effective income tax rate	35.7%	27.6%
Components of Income Tax Expense	March 31, 2013	March 31, 2012
Federal U.S. Income Taxes
-Current	$30,874	$-
-Deferred	72,857	17,791
Foreign (Canadian and Provincial) Income Taxes	623,438	1,176,020
State Income Taxes
-Current	3,736	-
-Deferred	-	(30,360)

Total Income Tax Expense	$730,905	$1,163,451

The following are temporary items: non-deductible write-down of marketable securities, increase or decrease in rate resulting from depreciation and loss on equipment for book purposes in excess of depreciation for income tax purposes. These temporary differences are insignificant, for 2013 and 2012.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2013 and 2012
NOTE 4 – PROVISION FOR INCOME TAXES (CONTINUED)

The Company adopted the provisions of ASC 740, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of ASC 740, the Company recognized approximately no increase in the liability for unrecognized tax benefits.

The Company has no tax positions at March 31, 2013 and 2012 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended March 31, 2013 and 2012, the Company recognized no interest and penalties. The Company had no accruals for interest and penalties at March 31, 2013 and 2012.

Net deferred tax liability arising from the accelerated depreciation claimed by the Parent on its stand-alone tax return is $72,857, as of March 31, 2013. Net deferred tax assets arising from the warrant expense accrual as offset by the accelerated depreciation claimed by the Parent on its stand-alone tax returns is $12,569 as of March 31, 2012.
NOTE 5 – AVAILABLE FOR SALE SECURITIES

The following table sets forth the available for sale securities held by the Company as of March 31, 2013:

Company name	Symbol	Shares	Market value (USD)	Fair market value
Copper King Mining Corporation	CPRK	5,000	$ 0.000	$-
Deep Blue Marine Inc.	DPBE	120,000	0.000	-

Total value of trading securities				$-

The following table sets forth the available for sale securities held by the Company as of March 31, 2012:

Company name	Symbol	Shares	Market value (USD)	Fair market value
Copper King Mining Corporation	CPRK	5,000	$ 0.000	$-
Deep Blue Marine Inc.	DPBE	120,000	0.001	835

Total value of trading securities				$835

During the year ended March 31, 2013 the Company recognized a permanent impairment of the cost of its available for sale securities in the amount of $8,438.

NOTE 6 – SEGMENT INFORMATION

The Company operates in the United States and Canada. Segment information for these geographic areas is as follows:

Sales	2013	2012
Canada	$10,977,476	$15,055,543
United States	5,909,791	869,670

Total	$16,887,267	$15,925,213

Long – Lived Assets	2013	2012
Canada	$1,560,869	$1,596,209
United States	671,486	386,081

Total	$2,232,355	$1,982,290

PROFIRE ENERGY, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2013 and 2012
NOTE 7 – COMMON STOCK PURCHASE OPTIONS

On October 28, 2009, the Company issued a total of 410,000 stock purchase options exercisable for the purchase of its common stock at $0.40 per share. The options were issued to key employees. The options vest 1/3 each year for 3 years. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model. The following weighted average assumptions used for grants as of October 28, 2009: dividend yield of zero percent; expected volatility of 127%; risk-free interest rates of 1.35% and expected life of 3.0 years. The Company recognized $18,436 and $40,224 in expense for the fair value of the options vesting during 2013 and 2012, respectively.
On February 15, 2011, the Company issued a total of 600,000 stock purchase options exercisable for the purchase of its common stock at $0.30 per share. The options were issued to key employees. The options vest over 1/5 each year for 5 years. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model. The following weighted average assumptions used for grants as of February 15, 2011: dividend yield of zero percent; expected volatility of 254%; risk-free interest rates of 2.02% and expected life of 2.5 years. The Company recognized $40,702 and $40,306 in expense for the fair value of the options vesting during 2013 and 2012, respectively.

On September 27, 2012, the Company issued a total of 820,000 stock purchase options exercisable for the purchase of its common stock at $1.25 per share. The options were issued to key employees. The options vest over 1/5 each year for 5 years. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model. The following weighted average assumptions used for grants as of September 27, 2012: dividend yield of zero percent; expected volatility of 191%; risk-free interest rates of 2.37% and expected life of 2.5 years. The Company recognized $106,501 and $-0- in expense for the fair value of the options vesting during 2013 and 2012, respectively.

A summary of the status of the Company’s stock option plans as of March 31, 2013 and 2012 and the changes during the period are presented below:

	2013	2012
Unexercised options, beginning of year	1,010,000	1,010,000
Stock options issued during the year	820,000	-
Stock options canceled	(25,000)	-
Stock options expired	-	-
Stock options exercised	-	-
Unexercised options, end of year	1,805,000	1,010,000

Exercisable options, end of year	650,000	393,334

The following table summarizes information about the stock options as of March 31, 2013:

Outstanding Options
		Wtd. Avg.
Range of		Remaining	Wtd. Avg.	Aggregate
Exercise		Contractual	Exercise	Intrinsic
Prices	Shares	Life (years)	Price	Value
$ 0.40	410,000	1.46	$ 0.40	$ 164,000
$ 0.30	600,000	3.88	0.30	180,000
$ 1.25	795,000	5.49	1.25	993,750
	1,805,000	4.04	$ 0.74	$ 1,337,750

PROFIRE ENERGY, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2013 and 2012

NOTE 7 – COMMON STOCK PURCHASE OPTIONS (CONTINUED)

The following table summarizes information about the exercisable stock options as of March 31, 2013:

Exercisable Options
		Wtd. Avg.
Range of		Remaining	Wtd. Avg.	Aggregate
Exercise		Contractual	Exercise	Intrinsic
Prices	Shares	Life (years)	Price	Value
$ 0.40	410,000	1.46	$ 0.40	$ 164,000
$ 0.30	240,000	3.88	0.30	72,000
$ 1.25	-	5.49	1.25	-
	650,000	2.35	$ 0.36	$ 236,000

The following table summarizes information about non-vested options as of the year ended March 31, 2013:

		Wtd. Avg.
		Grant Date
	Options	Fair Value
Non-vested at March 31, 2012	616,666	$ 0.34
Stock options issued during the year	795,000	1.25
Vested during the year ended March 31, 2012	(256,666)	0.74
Non-vested at March 31, 2013	1,155,000	$ 0.34

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Line of Credit

The Company had a $400,000 revolving credit line with a local banking institution that it uses from time to time to satisfy short-term fluctuations in cash flows. At March 31, 2013 and 2012 the Company had $-0- outstanding on the line of credit. Subsequent to year end, the line of credit was closed.

Operating Lease

On February 12, 2012 the Company entered into a lease for office space in Houston, Texas. The lease term extends through January 31, 2014 at $1,463 per month. Future lease obligations are as follows:

2014	$14,625
Total	$14,625
Royalties

The Company paid royalties of $736,414 and $768,647 for the years ended March 31, 2013 and 2012, respectively. Future royalties are estimated to be $400,000 per year with negotiations in process. Royalties are paid on certain company products, to which an outside contractor was used during development. The royalties are paid on a quarterly basis.

NOTE 9 – SUBSEQUENT EVENTS

In accordance with ASC 855, management evaluated the subsequent events through the date the financial statements were issued and has no material events to report.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Condensed Consolidated Balance Sheets

ASSETS

	September 30,	March 31,
	2013	2013
	(Unaudited)
CURRENT ASSETS

Cash and cash equivalents	$602,255	$808,772
Accounts receivable, net	8,618,943	5,879,165
Inventories	6,169,080	3,463,614
Prepaid expenses	62,343	1,967

Total Current Assets	15,452,621	10,153,518

PROPERTY AND EQUIPMENT, net	2,404,442	2,232,355

TOTAL ASSETS	$17,857,063	$12,385,873

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$2,405,817	$1,499,330
Accrued liabilities	164,837	189,489
Deferred income tax liability	134,107	72,857
Income taxes payable	969,053	161,550

Total Current Liabilities	3,673,814	1,923,226

TOTAL LIABILITIES	3,673,814	1,923,226

STOCKHOLDERS' EQUITY

Preferred shares: $0.001 par value,
10,000,000 shares authorized: no shares
issued and outstanding	-	-
Common shares: $0.001 par value,
100,000,000 shares authorized: 45,390,000 and
45,250,000 shares issued and outstanding, respectively	45,390	45,250
Additional paid-in capital	842,888	585,735
Accumulated other comprehensive income	171,242	371,466
Retained earnings	13,123,729	9,460,196

Total Stockholders' Equity	14,183,249	10,462,647

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$17,857,063	$12,385,873

The accompanying notes are a integral part of these condensed consolidated financials statements.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Condensed Consolidated Statements of Operations and Other Comprehensive Income (Loss)
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	September 30		September 30
	2013	2012	2013	2012
REVENUES
Sales of goods, net	$8,940,062	$4,096,452	$15,779,023	$7,547,959
Sales of services, net	402,394	283,141	745,013	508,907
Total Revenues	9,342,456	4,379,593	16,524,036	8,056,866

COST OF SALES
Cost of goods sold-product	3,550,640	1,950,355	6,275,120	3,278,071
Cost of goods sold-services	232,250	211,312	500,447	384,032
Total Cost of Goods Sold	3,782,890	2,161,667	6,775,567	3,662,103

GROSS PROFIT	5,559,566	2,217,926	9,748,469	4,394,763

OPERATING EXPENSES
General and administrative expenses	1,259,192	863,271	2,098,315	1,857,151
Research and development	155,089	70,454	251,019	110,234
Payroll expenses	930,993	298,802	1,766,069	640,655
Depreciation expense	65,597	64,468	126,925	110,926

Total Operating Expenses	2,410,871	1,296,995	4,242,328	2,718,966

INCOME FROM OPERATIONS	3,148,695	920,931	5,506,141	1,675,797

OTHER INCOME (EXPENSE)
Interest expense	(100)	(7,426)	(10,567)	(8,678)
Gain on disposal of fixed assets	1,617	-	1,617	-
Rental income	1,575	-	2,190	-
Interest income	7,565	8,246	8,366	8,315

Total Other Income (Expense)	10,657	820	1,606	(363)

NET INCOME BEFORE INCOME TAXES	3,159,352	921,751	5,507,747	1,675,434

INCOME TAX EXPENSE	1,109,803	276,621	1,844,214	464,569

NET INCOME	$2,049,549	$645,130	$3,663,533	$1,210,865

FOREIGN CURRENCY TRANSLATION GAIN (LOSS)	$(90,191)	$382,438	(200,224)	219,618

TOTAL COMPREHENSIVE INCOME	$1,959,358	$1,027,568	$3,463,309	$1,430,483

BASIC EARNINGS PER SHARE	$0.05	$0.01	$0.08	$0.03

FULLY DILUTED EARNINGS PER SHARE	$0.04	$0.01	$0.08	$0.03

BASIC WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	45,289,301	45,078,587	45,274,863	45,054,918
FULLY DILUTED WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	45,905,364	45,460,439	45,905,364	45,436,770

The accompanying notes are an integral part of these condensed consolidated financial statements.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the Six Months Ended
	September 30
	2013	2012
OPERATING ACTIVITIES

Net Income	$3,663,533	$1,210,865
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation expense	168,020	110,245
Gain on the disposal of fixed assets	(1,617)	-
Common stock issued for services	28,350	208,750
Bad debt expense	-	9,958
Stock options issued for services	180,944	86,904
Changes in operating assets and liabilities:
Changes in accounts receivable	(2,776,585)	449,996
Changes in inventories	(2,723,568)	(1,451,619)
Changes in prepaid expenses	(60,376)	(13,143)
Changes in accounts payable and accrued liabilities	897,043	(204,025)
Changes in income taxes payable	870,119	(179,045)

Net Cash Provided by Operating Activities	245,863	228,886

INVESTING ACTIVITIES

Proceeds from disposal of equipment	33,910	-
Purchase of fixed assets	(389,365)	(258,233)

Net Cash Used in Investing Activities	(355,455)	(258,233)

FINANCING ACTIVITIES
Stock issued in exercise of stock options	48,000	-

Net Cash Used in Financing Activities	48,000	-

Effect of exchange rate changes on cash	(144,925)	762,078

NET INCREASE IN CASH	(206,517)	732,731
CASH AT BEGINNING OF PERIOD	808,772	1,914,877

CASH AT END OF PERIOD	$602,255	$2,647,608

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:

Interest	$100	$8,678
Income taxes	$302,300	$685,915

The accompanying notes are an integral part of these condensed consolidated financial statements.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Notes to the Condensed Consolidated Financial Statements
September 30, 2013 and March 31, 2013

NOTE 1 – CONDENSED FINANCIAL STATEMENTS

The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2013 and for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's March 31, 2013 audited financial statements. The results of operations for the periods ended September 30, 2013 and 2012 are not necessarily indicative of the operating results for the full years.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Reclassification
Certain balances in previously issued financial statements have been reclassified to be consistent with the current period presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash and cash equivalents include cash and all debt securities with an original maturity of 90 days or less. As of September 30, 2013 and March 31, 2013, bank balances included $602,255 and $808,772, respectively, held by the Company’s banks guaranteed by the Province of Alberta, Canada and the FDIC.

Accounts Receivable
Receivables from the sale of goods and services are stated at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts. The allowance is calculated based on past collectability and customer relationships. The Company recorded an allowance for doubtful accounts of $126,554 and $133,974 as of September 30, 2013 and March 31, 2013, respectively.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Notes to the Condensed Consolidated Financial Statements
September 30, 2013 and March 31, 2013

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory
In accordance with ASC 330, the Company’s inventory is valued at the lower of cost (the purchase price, including additional fees) or market based on using the entire value of inventory. Inventories are determined based on the average cost basis. As of September 30, 2013 and March 31, 2013 inventory consisted of the following:
	September 30, 2013	March 31, 2013
Raw materials	$-	$-
Finished goods	6,256,988	3,553,140
Work in process	-	-
Subtotal	6,256,988	3,553,140
Reserve for obsolescence	(87,908)	(89,526)
Total	$6,169,080	3,463,614

Revenue Recognition
The Company records sales when a firm sales agreement is in place, delivery has occurred or services have been rendered, and collectability of the fixed or determinable sales price is reasonably assured. If customer acceptance of products is not assured, the Company records sales only upon formal customer acceptance.

Income Taxes
The Company is subject to US and Canadian income taxes, respectively, on its US and Canadian income with a credit provided for foreign taxes paid. The combined effective rates of income tax expense (benefit) in the US and Canada are, respectively, 35% and 28% for the six months ended September 30, 2013 and 2012, respectively.

Basic and Diluted Earnings Per Share
The computation of basic earnings per share of common stock is based on the weighted average number of shares outstanding during the periods presented. The computation of fully diluted earnings per share includes common stock equivalents outstanding at the balance sheet date. The Company had 630,500 and 530,000 stock options included in the fully diluted earnings per share as of September 30, 2013 and 2012, respectively. The Company uses the treasury stock method to calculate the dilutive effects of stock options and warrants.

	For the Six Months Ended September 30,
	2013		2012
Net income applicable to common shareholders	S	3,663,533	S	1,210,865
Weighted average shares outstanding		45,289,301		45,054,918
Weighted average fully diluted shares outstanding		45,905,364		45,436,770
Basic earnings per share	S	0.08	S	0.03
Fully diluted earnings per share	S	0.08	S	0.03

PROFIRE ENERGY, INC. AND SUBSIDIARY
Notes to the Condensed Consolidated Financial Statements
September 30, 2013 and March 31, 2013

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency and Comprehensive Income
The Company’s functional currencies are the United States dollar (USD) and the Canadian dollar (CAD), the reporting currency is USD. All transactions initiated in other currencies are translated into the reporting currency in accordance with ASC830-20, “Foreign Currency Matters – Foreign Currency Transactions”. The period-end exchange rates of 0.97232 and 0.982898 were used to convert the Company’s September 30, 2013 and March 31, 2012 balance sheets, respectively, and the statements of operations used weighted average rates of 0.970557 and 1.02760 for the six months ended September 30, 2013 and 2012, respectively. All amounts in the financial statements and footnotes are presumed to be stated in USD, unless otherwise identified. Foreign currency translation gains or losses as a result of fluctuations in the exchange rates are reflected in the Statement of Operations and Other Comprehensive Income.

Recent Accounting Pronouncements
The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position, or statements.

Stock-Based Compensation

The Company follows the provisions of ASC 718, “Share-Based Payment.” which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company uses the Black-Scholes pricing model for determining the fair value of stock based compensation.
NOTE 3 – FAIR VALUE MEASUREMENT

The Company measures its cash equivalents and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.
Level 3 - Unobservable inputs that are supported by little or no market activities.

PROFIRE ENERGY, INC. AND SUBSIDIARY
Notes to the Condensed Consolidated Financial Statements
September 30, 2013 and March 31, 2013

NOTE 3 – FAIR VALUE MEASUREMENT (Continued)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company classifies its cash equivalents and marketable securities within Level 1. This is because it values its cash equivalents and marketable securities using quoted market prices.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at Reporting Date Using
Description	As of September 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash Equivalents	$602,255	$602,255	$-	$-

NOTE 4 – SEGMENT INFORMATION

The Company operates in the United States and Canada. Segment information for these geographic areas is as follows:

	For the Six Months Ended September 30,
Sales	2013	2012
Canada	$3,881,989	$6,140,601
United States	12,642,047	1,916,265
Total	$16,524,036	$8,056,866

Long-lived assets	September 30, 2013	March 31, 2012
Canada	$1,490,389	$1,583,613
United States	914,053	648,742
Total	$2,404,442	$2,232,355

NOTE 5 – SUBSEQUENT EVENTS

On November 12, 2013, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors and other accredited investors. Pursuant to the terms of the Purchase Agreement, the Company entered into an agreement to sell to the purchasers an aggregate of approximately $4,700,000 worth of common stock of the Company at a price per share of $2.18. The closing of the purchase is expected to occur on or before November 15, 2013, and is subject to customary closing conditions. As part of the Purchase Agreement, the Company has agreed to use best efforts to list its common stock on an exchange other than the OTC Bulletin Board (e.g. NASDAQ or NYSE MKT), and to maintain said listing thereafter.

Pursuant to the Purchase Agreement, the Company agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares. The proceeds are expected to be used for general working capital purposes and to otherwise finance the growth of the Company.
Subsequent to quarter-end, an employee exercised previously issued options for 100,000 shares.

PROFIRE ENERGY, INC.

2,172,405 SHARES OF COMMON STOCK

__________________________________

PROSPECTUS
__________________________________

, 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following are the estimated expenses in connection with the distribution of the securities being registered:

Securities and Exchange Commission registration fee	$1,010.10

Legal fees	$30,000

Accounting fees and expenses	$5,000

Printing and other expenses	$5,000

Total	$41,010.10

All expenses, except the SEC fees, are estimates.

The selling stockholders will not bear any portion of the foregoing expenses, but will pay fees in connection with the sale of the common stock in those transactions completed to or through securities brokers and/or dealers in the form of markups, markdowns, or commissions.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Nevada General Corporation Law, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our Articles of Incorporation provide for indemnification to the fullest extent permitted by Nevada law. Specifically, our Articles provide that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of an Article by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director or officer of the Company for acts or omissions prior to such repeal or modification.

We have entered into indemnification agreements with our executive officers and directors indemnifying such officers and directors, to the fullest extent permitted by law, in relation to any event or occurrence related to the fact that such officer or director is or was a director, officer, employee, agent or fiduciary of the Company, or any subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise by reason of any action or inaction on the part of such officer or director serving in any capacity set forth in this paragraph.  We also  maintains a policy of liability insurance for our officers and directors.

We have been advised that, in the opinion of the SEC, any indemnification for liabilities arising under the Securities Act of 1933 is against public policy, as expressed in the Securities Act, and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

On November 12, 2013, we entered into a purchase agreement (the “Purchase Agreement”) with various institutional and individual accredited investors to raise gross proceeds of approximately $4.7 million in a private placement of 2,172,405 shares of our common stock at a per share price of $2.18 (the “Private Placement”).

On November 18, 2013, we completed the Private Placement. We received net proceeds of approximately $4.2 million from the Private Placement, after paying placement agent fees and estimated offering expenses, which we will use to fund our growth initiatives and for working capital purposes.

Chardan Capital Markets and Maxim Group LLC (the “Placement Agents”) acted as co-Placement Agents for the Offering.  Profire paid 8% of the aggregate gross proceeds to the Placement Agents, to be split equally between them. In addition, Profire paid to the Placement Agents restricted stock equal to four percent of the number of securities sold in the Private Placement, to be split equally between them.  In addition, The Special Equities Group, LLC, a division of Chardan Capital Markets used the cash proceeds it received to purchase additional shares of common stock of the Company.
The shares were issued without registration pursuant to Section 4(a)(2) of the Securities act of 1933 and Rule 506 promulgated pursuant thereto.

On March 28, 2013 we issued 95,000 shares of restricted common stock to an investment banking firm for investor relations and investment banking services provided to the Company during our second and third fiscal quarters. The shares were valued at $1.40 per share, which was the closing market price of our shares on the date we agreed to extend the term of our agreement with the investment banking firm. The shares were issued without registration pursuant to Section 4(a)(2) of the Securities Act of 1933.

On September 12, 2012 we issued 95,000 shares of restricted common stock to an investment banking firm for investor relations and investment banking services provided to the Company during our second and third fiscal quarters. The shares were valued at $118,751, which was the closing market price of our shares on the date we agreed to extend the term of our agreement with the investment banking firm. The shares were issued without registration pursuant to Section 4(2) of the Securities Act of 1933.

On September 27, 2012 our board of directors granted options to purchase an aggregate of 820,000 shares of our restricted common stock to 29 Company employees and consultants. The options were granted pursuant to the Profire Energy, Inc. 2010 Equity Incentive Plan (the “2010 Plan”.)  We granted stock options to 14 non-U.S. persons, each of whom was outside the U.S. at the time the grants were made and 16 persons located in the United States. The grants were made without registration pursuant to Regulation S of the Securities Act Rules, Section 4(2) under the Securities Act of 1933, as amended, and/or Rule 12h-1 of the Securities Exchange Act of 1934, as amended.

On June 25, 2012 we issued 60,000 shares of restricted common stock to an investment banking firm for investor relations and investment banking services provided to the Company during our first and second fiscal quarters. The shares were valued at $1.50, which was the closing market price of our shares on the date of our agreement with the investment banking firm. The shares were issued without registration pursuant to Section 4(2) of the Securities Act of 1933.

On February 15, 2011 our board of directors granted options to purchase an aggregate of 600,000 shares of our restricted common stock to three Company employees. The options were granted pursuant to the Profire Energy, Inc. 2010 Equity Incentive Plan (the “2010 Plan.”).  As noted above, grants were made to three persons, each of whom was a non-U.S. person and was outside the U.S. at the time the grants were made. The grants were made without registration pursuant to Regulation S of the Securities Act Rules and/or Section 4(2) under the Securities Act of 1933.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   See Exhibit Index

(b)           Financial Statement Schedules

All schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedules, or because the required information is included in the consolidated financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Lindon, State of Utah, on December 24, 2013.

PROFIRE ENERGY, INC.

By:	/s/ Brenton W. Hatch
Brenton W. Hatch
President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.  Each person whose signature to this registration statement appears below hereby constitutes and appoints Brenton W. Hatch as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this registration statement, and any and all instruments or documents filed as part of or in connection with this registration statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.  This Power of Attorney may be signed in several counterparts.

Signature	Title	Date

/s/ Brenton W. Hatch
Brenton W. Hatch	President, Chief Executive Officer and Director (Principal Executive Officer)	December 23, 2013

/s/ Andrew Limpert
Andrew Limpert	Chief Financial Officer and Director (Principal Accounting Officer)	December 23, 2013

/s/ Harold Albert
Harold Albert	Chief Operating Officer and Director	December 20, 2013

/s/ Daren J.Shaw
Daren J. Shaw	Director	December 20, 2013

/s/ Ronald R. Spoehel
Ronald R. Spoehel	Director	December 23, 2013

/s/ Arlen B. Crouch
Arlen B. Crouch	Director	December 20, 2013

EXHIBIT INDEX

(a)	Exhibits: See Exhibit Index

2.1
Acquisition Agreement among The Flooring Zone, Inc. and Profire Combustion, Inc. and the Shareholders of Profire Combustion, Inc. dated September 30, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 14, 2008 (File No. 000-52376)).

3.1	Articles of Incorporation (Incorporated by reference to the Registration Statement of the Registrant on Form SB-2 filed with the Commission on September 24, 2004) (File No. 000-52376))..

3.2
Articles of Amendment to the Articles of Incorporation of Profire Energy, Inc. (incorporated by reference to Exhibit 3.1 to Registrant’s Quarterly Report on Form 10-Q filed on February 13, 2009 (File No. 000-52376)).

3.3	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to Registrant’s Form 8-K filed December 23, 2013) (File No. 000-52376).

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.02 to the Registrant’s Form 8-A12G filed December 27, 2006 (File No. 000-52376)).

5.1	Opinion of Dorsey & Whitney LLP.

10.1
Securities Purchase Agreement, dated November 12, 2013 between the Registrant and the persons listed therein as purchasers (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report Current Report on Form 8-K filed November 18, 2013 (File No. 000-52376)).

10.2
Registration Rights Agreement dated November 18, 2013 between the Registrant and the persons listed in the Securities Purchase Agreement as purchasers (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report Current Report on Form 8-K filed November 18, 2013 (File No. 000-52376)).

10.3
Employment Agreement between the Registrant and Brenton W. Hatch dated June 28, 2013 (incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 (File No. 000-52376)).

10.4
Employment Agreement between the Registrant and Harold Albert dated June 28, 2013 (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 (File No. 000-52376)).

10.5
Employment Agreement between the Registrant and Andrew Limpert dated June 28, 2013 (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 (File No. 000-52376)).

10.6
Promissory Note Issued by the Registrant to Michael J. and Dana S. Carroll on October 1, 2001 for $275,000 (incorporated by reference to Exhibit 10.01 to Registrant’s Form SB-2/A filed on December 1, 2014 (File No. 000-52376)).

10.7	Form of Indemnification Agreement between the Registrant and its directors

10.8	2003 Stock Incentive Plan (incorporated by reference to Exhibit 4.01 to the Registrant’s Form SB-2 filed September 24, 2004 (File No. 000-52376)).

10.9
Profire Energy, Inc. 2010 Equity Incentive Plan (incorporated by reference to the Registrant’s Revised Definitive Proxy Statement on Schedule 14A filed with the Commission on November 10, 2009). (File No. 000-52376)).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 (File No. 000-52376)).

23.1	Consent of Sadler, Gibb & Associates, LLC, Independent Registered Public Accounting Firm.

23.2	Consent of Dorsey & Whitney LLP (contained in Exhibit 5.1).

24.1	Power of Attorney (included in signature page).

101	The following materials formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Other Comprehensive Income, (iii) the Consolidated Statements of Cash Flows and (iv) Notes to Consolidated Financial Statements.